Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of the Securities Exchange Act of 1934

For the month of _____October _________ 2004

(Commission File No.  000-24876)

TELUS Corporation
(Translation of registrant's name into English)

21st Floor, 3777 Kingsway
Burnaby, British Columbia  V5H 3Z7
Canada
(Address of principal registered offices)




Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

									  X
		Form 20-F	_____			Form 40-F	_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

									  X
		Yes		_____			No		_____




	This Form 6-K consists of the following:


Press Release dated October 29, 2004 of the Third Quarter Results

______________________________________________________________________________

October 29, 2004


    TELUS Reports Third Quarter Results and Raises Guidance for 2004

    Strong wireless performance delivers continued earnings and cash flow growth

    Value enhancing initiatives include 33% dividend increase and share re-purchase program

    VANCOUVER, Oct. 29 - TELUS Corporation (TSX: T and T.NV / NYSE: TU) today reported for the third quarter of 2004 outstanding wireless performance at TELUS Mobility, steady wireline results at TELUS Communications and a significant increase in net income and free cash flow. Operating revenues of $1.9 billion in the quarter increased 8% from a year ago and operating earnings (EBITDA) were up 9%. Reported earnings per share (EPS) for the second quarter were 44 cents, up 38% compared to 32 cents for the same period a year ago. Free cash flow was $503 million during the quarter, a $62 million or 14% improvement from a year ago.



    FINANCIAL HIGHLIGHTS
------------------------------------------------------------------------------

    C$ in millions, except per share amounts        3 months ended
                                                     September 30
    (unaudited)                                    2004       2003   % Change
-----------------------------------------------------------------------------
    Operating revenues                           1,946.9    1,806.2      7.8
    EBITDA(1)                                      817.9      752.2      8.7
    Net income                                     156.6      114.1     37.2
    Earnings per share (EPS), basic                 0.44       0.32     37.5
    Capital expenditures                           319.8      304.0      5.2
    Cash provided by operating activities          847.2      849.7     (0.3)
    Free cash flow (2)                             502.6      440.3     14.1

    (1) Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) is defined as Operating revenues less Operations expense less Restructuring and workforce reduction costs.
    (2) For definition, see note 2 of the Consolidated highlights table in management's discussion and analysis.

    Darren Entwistle, president and CEO, stated "third quarter results were characterized by strong financial performance across both our wireless and wireline business segments. TELUS Mobility delivered another outstanding quarter with excellent subscriber growth, ARPU, and churn results which drove revenue and EBITDA increases of 21% and 32%, respectively. Also noteworthy were improving wireline results at TELUS Communications, which reported 1% revenue growth, a first in over two years, led by higher data revenues and improved performance in our Central Canada non-incumbent operations. Finally, I am pleased to announce a series of shareholder value enhancing initiatives including a 33% increase in the quarterly dividend, and a target dividend payout range to provide guidance in respect of potential future increases in the dividend. Furthermore, TELUS intends to implement a normal course issuer bid to repurchase up to 25.5 million common and non-voting shares. These initiatives are a result of the continued success of our national growth strategy commenced in the year 2000 and our longstanding commitment to balance the interests of shareholders and debt holders."
    Robert McFarlane, executive vice president and CFO, commented "our strong operating performance this quarter in both our business segments, and at TELUS Mobility in particular, generated a 37% increase in bottom line earnings and significant free cash flow of $503 million. With $1.2 billion of free cash flow generated in the first nine months of 2004 alone, TELUS has already achieved our long-term de-leveraging targets 15 months ahead of schedule - net debt to EBITDA of 2.2 times and net debt to total capitalization of 45 to 50%. Moreover, we are raising our full year guidance for consolidated revenue, EBITDA, EPS and free cash flow. Accordingly, we believe that TELUS has the operational momentum and financial strength to increase cash distributions to shareholders in the form of dividends and share repurchases, while at the same time continuing to reduce debt."


    OPERATING HIGHLIGHTS

    TELUS Mobility
    Cash flow improvement of $70 million driven by EBITDA growth of 32%
    - revenues grew by a record $127 million or 21% to $747 million in the third quarter of 2004, when compared with the same period in 2003
    -  EBITDA increased by $78 million or 32% to $324 million
    - EBITDA margin expanded by 4.7 points to a TELUS Mobility record 47% of Network revenue and by 3.7 points to 43% of total revenue
    - ARPU (average revenue per subscriber unit) increased by $2 to $62, representing a seventh consecutive quarter of year over year increases
    -  cost of acquisition ("COA") improved to $374 from $406
    - net subscriber additions were 136,200 or 35% higher than the third quarter of 2003 and represented a record third quarter for TELUS Mobility. Higher revenue-generating postpaid subscriber net additions of 115,400 increased by 51%, representing 85% of total net additions.
    - blended monthly churn improved to 1.34% when compared to the same quarter a year ago and postpaid churn was 1.05% this quarter
    - simple cash flow (EBITDA less capital expenditures) increased by $70 million or 46% to a quarterly record of $220 million

    TELUS Communications
    Data revenue growth of 8% contributes to increase in Operating revenues
    - revenues increased by $14 million or 1% in the third quarter of 2004, when compared with the same period in 2003. This positive revenue growth reverses a two and a half year negative trend since the first quarter of 2002.
    - long-distance revenue declined a modest 2% - the lowest rate since the first quarter of 2001. The underlying trend was offset in the third quarter by non-recurring wholesale revenue and a higher retail administration charge implemented in June
    - data revenue increased 8% driven by a 27% increase in the high-speed Internet subscriber base and higher customer equipment sales
    - EBITDA decreased by $12 million or 2% as increased revenues were offset by a $14 million increase in restructuring and work force reduction costs and slightly higher operating costs
    - high-speed Internet net additions of 30,600, bringing TELUS' total high-speed Internet subscriber base to 654,900, a 27% increase over the same period last year
    - network access lines of 4.8 million, declined 10,000 in the quarter, and were down 1.4% from a year ago
    - cash flow (EBITDA less capital expenditures) decreased by $20 million or 7% to $278 million in the third quarter of 2004, primarily due to increased expenses and increased capital expenditures in non-incumbent operations in Central Canada due largely to the successful implementation of several large business contracts


    CORPORATE DEVELOPMENTS

    New share value enhancing initiatives
    The TELUS Board has approved a comprehensive series of shareholder value enhancing initiatives including:

    -  a quarterly dividend increase of 33% to 20 cents per share
    - disclosure of a dividend payout ratio target of 45 to 55% on net earnings
    -  a Normal Course Issuer Bid to repurchase TELUS shares
    - measures to restrict earnings dilution by reducing future issuances of TELUS shares

    As a result of de-leveraging well ahead of plan and continued expectation of strong free cash flow, the TELUS Board has approved a quarterly dividend of 20 cents ($0.20) payable on January 1, 2005 to shareholders of record on December 10, 2004. See separate news release today for more details.
    In addition, the TELUS Board has announced a forward looking target in respect of a dividend payout ratio range, which provides investors with greater clarity and is consistent with a dividend growth approach.
    TELUS has also received approval from its Board of Directors to make a Normal Course Issuer Bid for the repurchase of up to 25.5 million of its common and non-voting shares, subject to TELUS obtaining all necessary regulatory approvals. The bid will enable TELUS to repurchase, over approximately a 12 month period, up to a maximum of 14.0 million common shares and 11.5 million non-voting shares, representing approximately 10% of the public float of each of the common and non-voting shares. The Company believes that the proposed purchase of its shares is an attractive investment opportunity and desirable use of TELUS' funds to enhance the value of the remaining shares.
    TELUS is also amending the TELUS dividend reinvestment plan (Plan) terms to provide the choice of open market purchases of TELUS shares, as well as issuing shares from treasury. Effective January 1, 2005, subject to regulatory approval, the Company will begin open market purchases of shares and will discontinue the associated discount (previously 3%) on the purchase price of Plan shares. This change will limit the issuance of additional equity and associated shareholder earnings dilution, and put TELUS in line with the dividend reinvestment plans of our North American telecom peers.

    TELUS' takeover bid for Microcell Telecommunications expires
    Rogers Wireless announced on September 20 offers to purchase Microcell Telecommunications Inc. at a 21% premium to TELUS' existing bid. TELUS initially extended its bid on this date with a "view to evaluating the terms and conditions of the Rogers bid and the likelihood of that bid being completed" while publicly commenting that we considered our existing bid full and fair value.
    On October 12, TELUS announced that it would not further extend its offers to purchase Microcell and cancelled a commitment from the Royal Bank of Canada to provide a Cdn. $500 million credit facility, which was to be available for general corporate purposes following the completion of our Microcell bid.

    TELUS named to Dow Jones Sustainability Index for fourth consecutive year For the fourth year in a row, the Dow Jones Sustainability Index (DJSI), a worldwide 'corporate sustainability' ranking of companies, recognized TELUS for excellence in corporate sustainability. In the 2004 DJSI rankings, TELUS was once again the only North American telecommunications company to be recognized and was one of only 13 Canadian companies of 318 globally to make the list. Inclusion in the Index influences the investment decisions of asset managers in 14 countries who use the DJSI to benchmark the leading companies in global corporate sustainability. This accomplishment reflects TELUS' commitment to corporate social responsibility and implementing practices and values that support efforts to achieve long-term, sustainable growth.

    New PCS Products from TELUS Mobility
    TELUS Mobility introduced a broad roster of new PCS phones in the third quarter, in preparation for the year-end sales season, and with a focus on its industry-leading picture messaging service. New in October was the exclusive Audiovox 8920 "King Kam," Canada's first 1.3 megapixel camera phone. With resolution four times higher than the current camera phone standard of 300 kilopixels, the King Kam captures the highest-quality images of any camera phone now available in Canada. Also introduced, was the Samsung A670, an affordable camera phone with built-in flash, 4X zoom and dual colour displays. TELUS Mobility now offers five camera phones, including the Samsung A600, the LG 5450, and the Samsung SPHi700, a Personal Digital Assistant (PDA) with camera-phone capability.
    TELUS Mobility also introduced two other new affordable phones: the LG 3200, which features an attractive titanium-coloured clamshell design, colour screen and integrated speakerphone, and the Kyocera K7 494, a stylish, youth-oriented phone that features a colour screen, changeable faceplates and even a built-in flashlight. Both phones allow for two-way text messaging and ringtone and image downloads.

    New Mike Products from TELUS Mobility
    On The Mike Network, TELUS Mobility introduced Mike's Talk Around, a unique service available on two new Mike handsets, the Motorola i325 and i315. Mike's Talk Around operates like traditional short-range, two-way radios, allowing Mike clients within a three-kilometre range to walkie-talkie each other when Mike's Direct Connect may be unavailable, such as in remote regions or in hard-to-reach locations such as underground facilities.
    TELUS Mobility also introduced two new ruggedized Mike data modems from eLutions, Inc. The iR1200 Rugged and iR1200 GPS modems enable Mike clients in vertical markets such as oil and gas, field services, utilities, transportation and public safety to connect to the Internet and other data networks on the job and on the road. Both meet military specifications for shock, vibration and humidity, and the iR1200 adds an embedded Trimble Lassen SQ module for Global Positioning System (GPS) applications. The new Mike modems join a broad offering of rugged PCS modems that operate on TELUS' national 1X wireless data network.

    TELUS signs multi-year contracts with customers in Central Canada
    In October, TELUS announced a $10 million, 7-year contract with the Laurentian Bank. TELUS will manage Laurentian Bank's entire telephony infrastructure for its 153 branches across Quebec and in Ottawa. This includes development of business applications, help desk technical support, and supplying all of its telephone equipment.
    In September, TELUS announced a $6 million, 5-year agreement with Jetsgo, a Canadian airline company, to provide all their information technology systems. The Jetsgo solution exploits TELUS' Next Generation Network (NGN), which supports the migration of Jetsgo to an all-IP environment. TELUS will host and manage all of Jetsgo's online services, including its farm of 16 servers, email communications, corporate website and Internet security services, using our exclusive IP-based NGN.

    TELUS' Next Generation Network (NGN) reaches another milestone
    TELUS continues to incrementally migrate toll voice traffic from its traditional circuit switched network and the Stentor network on to its Next Generation Internet Protocol (IP) based network. TELUS achieved another milestone in the migration of long distance voice traffic from competitors to the NGN, a migration that began in July 2003. On September 8, 2004, all calls originating in B.C. and Alberta destined to Ontario that had previously been transported via the Stentor network, were successfully migrated to the NGN. In May of 2004, all calls originating in B.C. and Alberta destined to Quebec, were migrated to the NGN. The migration of calls is another step in the transformation of the TELUS network to a single national IP network designed to carry high-quality voice, data and video applications. This will eventually eliminate the need for separate networks to carry these applications and reduce network costs.

    TELUS announces IP-One Evolution(TM)
    Building on TELUS' national leadership in delivering IP Solutions for business, TELUS announced in October plans to launch early in 2005 IP-One Evolution, the latest suite of sophisticated Internet Protocol (IP) telephony solutions.
    IP-One Evolution is TELUS' newest hosted and managed Voice over Internet Protocol (VoIP) offering. It is intended for large national and regional business customers who want the benefits of IP, such as increased productivity, ease of use, and lower costs, by migrating their existing Centrex services at a pace that suits their needs.
    IP-One Evolution combines the benefits of Centrex with the advantages of IP telephony. It enables Centrex services to be deployed over an IP network, which means customers can migrate to IP telephony at their own rate. Customers can migrate one user at a time or by transforming their entire business simultaneously with complete interoperability between the two systems.
    IP-One Evolution is in final testing with three business customers and TELUS plans to launch the service nationally in the first quarter of 2005.

    TELUS launches services over Alberta SuperNet
    TELUS has launched its first services over the Alberta SuperNet network since becoming an Alberta SuperNet Service Provider. As the Alberta SuperNet network build progresses and is turned up throughout the province, TELUS is ready to provide expertise and innovative Next Generation IP solutions to the Government of Alberta and public sector institutions over SuperNet.
    The initial launch of TELUS SuperNet Services includes Internet, hosting, and videoconferencing solutions. TELUS also consults on SuperNet readiness to end users and provides Voice over IP (VoIP) and data equipment to connect to SuperNet.

    Calgary International Airport, TELUS partners on wireless data
    In October, the Calgary Airport Authority and TELUS announced a major wireless voice and data initiative at Calgary International Airport, the nation's third-busiest. The project includes a managed wireless local area network (WLAN) for airport staff and tenants that supports wireless data applications such as passenger processing, wireless baggage scanning and aircraft maintenance, and a TELUS Wi-Fi Hotspot for use by business travelers. The overall initiative also includes enhanced Mike and PCS telephone and radio services throughout the airport facility, as well as a new TELUS Mobility retail location. The initiative follows the introduction of TELUS Mobility Wi-Fi services at the Vancouver International Airport last fall.

    TELUS supports Canada's amateur athletes
    In the third quarter of 2004, TELUS announced numerous sponsorships to support amateur athletic programs and organizations including:
    - the Canadian Soccer Association, as its exclusive telecommunications sponsor. As a gold level sponsor with a seven-year contract, TELUS will support all 13 Canadian men's and women's national teams and all international matches played in Canada.
    - Alpine Canada Alpin (ACA) with an eight-year, $4 million partnership agreement, to boost the national ski organization's goal of again making Canada a world-leading alpine ski racing country. This multi-year partnership supports both the Alpine Ski Team and the Disabled Alpine Ski Team.
    - the University of Alberta Athletics partnership agreement to support the 2005 and 2006 national university hockey championships. The TELUS University Cup will bring together the best six university teams in the nation for a four-day, seven-game championship format.

    Dividend declaration
    The Board of Directors declared a quarterly dividend of twenty cents ($0.20) per share on outstanding Common and Non-Voting Shares payable on January 1, 2005 to shareholders of record on the close of business on December 10, 2004. This represents a 33% increase from the previous fifteen cent quarterly dividend.


    Media Relations:                      Investor Relations:
    Nick Culo                             John Wheeler
    (780) 493-7236                        (780) 493-7310
    nick.culo(at)telus.com                ir(at)telus.com



    TELUS Corporation

    Consolidated statements of income


    Periods ended September 30      Three months            Nine months
     (unaudited) (millions)       2004        2003        2004        2003

-----------------------------------------------------------------------------
                                           (restated)              (restated)
    OPERATING REVENUES         $ 1,946.9   $ 1,806.2   $ 5,616.3   $ 5,320.4
    -------------------------------------------------------------------------
    OPERATING EXPENSES
      Operations                 1,112.8     1,051.7     3,259.5     3,175.3
      Restructuring and
       workforce reduction
       costs                        16.2         2.3        32.8        12.1
      Depreciation                 327.1       308.9       969.5       949.5
      Amortization of
       intangible assets            80.5        98.3       256.1       278.9
    -------------------------------------------------------------------------
                                 1,536.6     1,461.2     4,517.9     4,415.8
    -------------------------------------------------------------------------
    OPERATING INCOME               410.3       345.0     1,098.4       904.6
      Other (income) expense,
       net                          (3.2)        7.6           -        19.8
      Financing costs              158.6       139.3       460.5       475.6
    -------------------------------------------------------------------------
    INCOME BEFORE INCOME TAXES
     AND NON-CONTROLLING
     INTEREST                      254.9       198.1       637.9       409.2
      Income taxes                  97.2        83.0       204.7       129.9
      Non-controlling interest       1.1         1.0         3.0         2.7
    -------------------------------------------------------------------------
    NET INCOME                     156.6       114.1       430.2       276.6
      Preference and preferred
       share dividends               0.1         0.9         1.8         2.6
    -------------------------------------------------------------------------
    COMMON SHARE AND NON-VOTING
     SHARE INCOME              $   156.5   $   113.2   $   428.4   $   274.0
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    INCOME PER COMMON SHARE AND
     NON-VOTING SHARE ($)
      - Basic                       0.44        0.32        1.20        0.79
      - Diluted                     0.43        0.32        1.19        0.78
    DIVIDENDS DECLARED PER
     COMMON SHARE AND
     NON-VOTING SHARE ($)           0.15        0.15        0.45        0.45
    TOTAL WEIGHTED AVERAGE
     COMMON SHARES AND
     NON-VOTING SHARES OUTSTANDING
     (millions)
      - Basic                      355.7       350.1       354.4       348.5
      - Diluted                    361.8       353.2       356.7       350.8



    TELUS Corporation

    Consolidated balance sheets

                                                         As at        As at
                                                       September    December
    (unaudited) (millions)                              30, 2004    31, 2003
    -------------------------------------------------------------------------
                                                                   (restated)
    ASSETS
    Current Assets
      Cash and temporary investments, net              $   622.2   $     6.2
      Accounts receivable                                  815.1       723.8
      Income and other taxes receivable                     77.8       187.4
      Inventories                                           84.7       123.5
      Prepaid expenses and other                           229.5       172.4
      Current portion of future income taxes               368.0       304.0
    -------------------------------------------------------------------------
                                                         2,197.3     1,517.3
    -------------------------------------------------------------------------
    Capital Assets, Net
      Property, plant, equipment and other               7,623.3     7,764.3
      Intangible assets subject to amortization            720.8       844.7
      Intangible assets with indefinite lives            2,954.6     2,954.6
    -------------------------------------------------------------------------
                                                        11,298.7    11,563.6
    -------------------------------------------------------------------------
    Other Assets
      Deferred charges                                     713.3       610.7
      Future income taxes                                  276.1       626.0
      Investments                                           40.2        41.9
      Goodwill                                           3,117.7     3,118.0
    -------------------------------------------------------------------------
                                                         4,147.3     4,396.6
    -------------------------------------------------------------------------
                                                       $17,643.3   $17,477.5
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    LIABILITIES AND SHAREHOLDERS' EQUITY
    Current Liabilities
      Accounts payable and accrued liabilities         $ 1,354.0   $ 1,294.5
      Restructuring and workforce reduction accounts
       payable and accrued liabilities                      85.9       141.0
      Dividends payable                                     53.4        53.5
      Advance billings and customer deposits               485.5       445.0
      Current maturities of long-term debt                   4.0       221.1
    -------------------------------------------------------------------------
                                                         1,982.8     2,155.1
    -------------------------------------------------------------------------
    Long-Term Debt                                       6,514.0     6,609.8
    -------------------------------------------------------------------------
    Other Long-Term Liabilities                          1,305.8     1,173.7
    -------------------------------------------------------------------------
    Future Income Taxes                                  1,001.3     1,007.0
    -------------------------------------------------------------------------
    Non-Controlling Interest                                10.9        10.7
    -------------------------------------------------------------------------
    Shareholders' Equity
      Convertible debentures conversion option               8.8         8.8
      Preference and preferred shares                          -        69.7
      Common equity                                      6,819.7     6,442.7
    -------------------------------------------------------------------------
                                                         6,828.5     6,521.2
    -------------------------------------------------------------------------
                                                       $17,643.3   $17,477.5
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------



    TELUS Corporation

    Consolidated statements of cash flows


    Periods ended September 30      Three months            Nine months
     (unaudited) (millions)       2004        2003        2004        2003
    -------------------------------------------------------------------------
                                          (restated)               (restated)
    OPERATING ACTIVITIES
    Net income                 $   156.6   $   114.1   $   430.2   $   276.6
    Adjustments to reconcile
     net income to cash
     provided by operating
     activities:
      Depreciation and
       amortization                407.6       407.2     1,225.6     1,228.4
      Future income taxes           91.4        94.7       281.9       347.9
      Share-based compensation       7.3           -        17.9           -
      Net employee defined
       benefit plans expense         4.9        13.2        14.7        39.5
      Employer contributions
       to employee defined
       benefit plans               (25.8)      (33.9)     (112.3)      (69.9)
      Restructuring and
       workforce reduction
       costs, net of cash
       payments                      6.4       (29.8)      (55.1)     (221.5)
      Other, net                    (3.9)        2.6        13.7        37.5
      Net change in non-cash
       working capital             202.7       281.6       107.7        85.5
    -------------------------------------------------------------------------
    Cash provided by operating
     activities                    847.2       849.7     1,924.3     1,724.0
    -------------------------------------------------------------------------
    INVESTING ACTIVITIES
    Capital expenditures          (319.8)     (304.0)     (975.6)     (817.3)
    Proceeds from the sale of
     property and other assets       1.8         1.3        18.2        39.6
    Other                            1.5        (5.1)        0.7         1.3
    -------------------------------------------------------------------------
    Cash used by investing
     activities                   (316.5)     (307.8)     (956.7)     (776.4)
    -------------------------------------------------------------------------
    FINANCING ACTIVITIES
    Common Shares and
     Non-Voting Shares issued       27.0        20.6        70.8        61.7
    Dividends to shareholders      (45.5)      (41.6)     (136.1)     (130.2)
    Payment for redemption of
     preference and preferred
     shares                        (37.0)          -       (72.8)          -
    Long-term debt issued              -        56.0        37.8       365.4
    Redemptions and repayment
     of long-term debt            (210.7)     (490.4)     (247.7)   (1,130.6)
    Other                              -        (0.8)       (3.6)       (2.6)
    -------------------------------------------------------------------------
    Cash used by financing
     activities                   (266.2)     (456.2)     (351.6)     (836.3)
    -------------------------------------------------------------------------
    CASH POSITION
    Increase in cash and
     temporary investments, net    264.5        85.7       616.0       111.3
    Cash and temporary
     investments, net,
     beginning of period           357.7        16.6         6.2        (9.0)
    -------------------------------------------------------------------------
    Cash and temporary
     investments, net,
     end of period             $   622.2   $   102.3   $   622.2   $   102.3
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    SUPPLEMENTAL DISCLOSURE
     OF CASH FLOWS
    Interest (paid)            $   (23.1)  $   (27.7)  $  (339.7)  $  (362.5)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Interest received          $     2.1   $    13.7   $    23.3   $    15.0
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Income taxes (inclusive of
     Investment Tax Credits
     received (paid)           $    11.8   $    38.4   $   197.4   $    35.1
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------


    TELUS Corporation

    Segmented Information


    Three months ended
     September 30                  Communications             Mobility
    (millions)                    2004        2003        2004        2003
    -------------------------------------------------------------------------
    External revenue           $ 1,199.9   $ 1,186.3   $   747.0   $   619.9
    Inter-segment revenue           24.9        24.6         5.0         4.0
    -------------------------------------------------------------------------
    Total operating revenue      1,224.8     1,210.9       752.0       623.9
    Operations expense             714.2       701.9       428.5       378.4
    Restructuring and work-
     force reduction costs          16.2         2.3           -           -
    -------------------------------------------------------------------------
    EBITDA(1)                  $   494.4   $   506.7   $   323.5   $   245.5
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    CAPEX(2)                   $   216.4   $   208.9   $   103.4   $    95.1
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    EBITDA less CAPEX          $   278.0   $   297.8   $   220.1   $   150.4
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------


    Three months ended
     September 30                   Eliminations            Consolidated
    (millions)                    2004        2003        2004        2003
    -------------------------------------------------------------------------
    External revenue           $       -   $       -   $ 1,946.9   $ 1,806.2
    Inter-segment revenue          (29.9)      (28.6)          -           -
    -------------------------------------------------------------------------
    Total operating revenue        (29.9)      (28.6)    1,946.9     1,806.2
    Operations expense             (29.9)      (28.6)    1,112.8     1,051.7
    Restructuring and work-
     force reduction costs             -           -        16.2         2.3
    -------------------------------------------------------------------------
    EBITDA(1)                  $       -   $       -   $   817.9   $   752.2
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    CAPEX(2)                   $       -   $       -   $   319.8   $   304.0
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    EBITDA less CAPEX          $       -   $       -   $   498.1   $   448.2
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------


    Nine months ended
     September 30                  Communications             Mobility
    (millions)                    2004        2003        2004        2003
    -------------------------------------------------------------------------
    External revenue           $ 3,560.0   $ 3,604.0   $ 2,056.3   $ 1,716.4
    Inter-segment revenue           72.0        71.4        15.2        11.6
    -------------------------------------------------------------------------
    Total operating revenue      3,632.0     3,675.4     2,071.5     1,728.0
    Operations expense           2,132.7     2,155.7     1,214.0     1,102.6
    Restructuring and work-
     force reduction costs          32.8        12.1           -           -
    -------------------------------------------------------------------------
    EBITDA(1)                  $ 1,466.5   $ 1,507.6   $   857.5   $   625.4
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    CAPEX(2)                   $   743.5   $   589.8   $   232.1   $   227.5
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    EBITDA less CAPEX          $   723.0   $   917.8   $   625.4   $   397.9
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------


    Nine months ended
     September 30                   Eliminations            Consolidated
    (millions)                    2004        2003        2004        2003
    -------------------------------------------------------------------------
    External revenue           $       -   $       -   $ 5,616.3   $ 5,320.4
    Inter-segment revenue          (87.2)      (83.0)          -           -
    -------------------------------------------------------------------------
    Total operating revenue        (87.2)      (83.0)    5,616.3     5,320.4
    Operations expense             (87.2)      (83.0)    3,259.5     3,175.3
    Restructuring and work-
     force reduction costs             -           -        32.8        12.1
    -------------------------------------------------------------------------
    EBITDA(1)                  $       -   $       -   $ 2,324.0   $ 2,133.0
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    CAPEX(2)                   $       -   $       -   $   975.6   $   817.3
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    EBITDA less CAPEX          $       -   $       -   $ 1,348.4   $ 1,315.7
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    (1) Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") is defined by the Company as operating revenues less operations expense and restructuring and workforce reduction costs. The Company has issued guidance on, and reports, EBITDA because it is a key measure used by management to evaluate performance of its business segments and is utilized in measuring compliance with certain debt covenants.
    (2) Total capital expenditures ("CAPEX").

    Forward-looking statements
    ==========================================================================
    This document and the management's discussion and analysis contain statements about expected future events and financial and operating results of TELUS Corporation (TELUS or the Company) that are forward-looking. By their nature, forward-looking statements require the Company to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions and other forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

    Factors that could cause actual results to differ materially include but are not limited to: competition; economic fluctuations; financing and debt requirements; tax matters; dividends; share repurchase implementation; human resources (including the outcome of outstanding labour relations issues); technology (including reliance on systems and information technology); regulatory developments; process risks; health and safety; strategic partners; litigation; business continuity events and other risk factors discussed herein and listed from time to time in TELUS' reports, comprehensive public disclosure documents, including the Annual Information Form, and in other filings with securities commissions in Canada (filed on SEDAR at www.sedar.com) and the United States
    (filed on EDGAR at www.sec.gov).

    For further information, see the Risks and uncertainties section in TELUS' 2003 annual Management's discussion and analysis, and significant updates in interim reports for the first, second and third quarters of 2004.

    The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
    ==========================================================================

    Management's discussion and analysis - October 26, 2004

    The following is a discussion of the consolidated financial condition and results of operations of TELUS Corporation for the three-month and nine-month periods ended September 30, 2004 and 2003, and should be read together with TELUS' interim consolidated financial statements. This discussion contains forward-looking information that is qualified by reference to, and should be read together with, the discussion regarding forward-looking statements above.

    TELUS' interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"), which differ in certain respects from U.S. GAAP. See Note 20 to the interim consolidated financial statements for a summary of the principal differences between Canadian and U.S. GAAP as they relate to TELUS. The interim consolidated financial statements and Management's discussion and analysis have been reviewed by TELUS' Audit Committee and approved by TELUS' Board of Directors. All amounts are in Canadian dollars unless otherwise specified.

    The following discussion is comprised of significant updates since Management's discussion and analysis reported in TELUS' 2003 Annual Report and in interim reports for the first and second quarters of 2004:

    1. Core business, vision and strategy
    2. Key performance drivers
    3. Capability to deliver results
    4. Results
    5. Risks and uncertainties


    1. Core business, vision and strategy

    1.1 Strategic imperatives

    TELUS continues to be guided by its six strategic imperatives established four years ago that serve as a guideline for the Company's actions. Some recent examples of TELUS' activities in support of these imperatives follow:

        Building national capabilities across data, IP and wireless; Partnering, acquiring and divesting to accelerate the implementation of TELUS' strategy;
        Focusing relentlessly on the growth markets of data, IP and wireless

    On May 13, 2004, the Company announced its intention to make unsolicited offers to purchase for cash all of the issued and outstanding Class A Restricted Voting Shares, Class B Non-Voting Shares, Warrants 2005 and Warrants 2008 of Microcell Telecommunications Inc. ("Microcell"), which offers were made May 17, 2004. The offers were extended in June, July and August, pending outcome of the Competition Bureau's review. On
    September 20, 2004, Rogers Wireless Communications Inc. ("Rogers Wireless") announced an agreement with Microcell to make an all-cash offer to purchase Microcell shares and warrants, supported by a recommendation from Microcell's Board. The amount offered by Roger's Wireless exceeded by 21% the amount offered by TELUS. In addition, Roger's Wireless had negotiated the right to match any competing bids. On the same day, TELUS extended its all-cash offers to October 12, 2004, in order to evaluate the terms and conditions of the rival bid and to maintain the offers in the event that the Roger's Wireless bid ran into difficulty.

    On October 12, 2004, TELUS announced that it was not extending its offers to purchase shares and public warrants of Microcell and as a result would not be taking up shares and public warrants previously deposited. TELUS also cancelled a commitment for a $500 million credit facility, which was to be available for general corporate purposes following the completion of the offers.

      TELUS Next Generation Network ("NGN") reached another milestone

    Consistent with TELUS' strategy to build national capabilities across voice, data, IP and wireless, the TELUS Next Generation Network team achieved another milestone in the migration of long distance voice traffic from competitors to the NGN, a migration that began in July 2003. On September 8, 2004, all calls originating in B.C. and Alberta destined to Ontario, that had previously been transported via the Stentor network, were successfully migrated to the NGN. In May of 2004, all calls originating in B.C. and Alberta destined to Quebec, were migrated to NGN. The migration of calls is another step in the transformation of the TELUS network to a single ubiquitous Internet Protocol ("IP") network designed to carry high-quality voice, data and video applications. This should eventually eliminate the need for separate networks to carry these applications.

      Going to the market as one team, under a common brand, executing a single strategy

    TELUS continues to execute on its commitment to being Canada's premier corporate citizen by supporting the communities in which employees live and work. During recent months the Company has announced sponsorships including Hockey Canada and an eight-year $4 million Alpine Canada Alpin partnership to boost the national ski organization's goal of again making Canada a world-leading alpine ski racing country. Also announced was a $9 million partnership with Science World in Vancouver that will be known as TELUSphere. The Company also ran in September the TELUS Kits for Kids program, which puts a backpack full of school supplies in the hands of kids who need them in numerous communities.

    2. Key performance drivers

    TELUS is focused on addressing six 2004 corporate priorities to help drive operational performance. An update on certain priorities follows:

    2.1 Reaching a collective agreement

    Contract negotiations between TELUS Communications Inc. ("TCI") and the Telecommunications Workers Union ("TWU") remain at a standstill pending the resolution of a number of outstanding appeals to the Canada Industrial Relations Board ("CIRB") and the Federal Court of Appeal. The parties have filed all the necessary submissions in these cases and await the CIRB's decisions.

    The CIRB reconsideration appeal by TELUS asks that the binding arbitration order and communication ban be lifted to allow the parties to resume negotiations towards achieving a new collective agreement covering some 11,000 unionized employees in Western Canada.

    TCI and TELUS Mobility have also appealed CIRB Decision 278, which declared that TELUS Mobility's non-unionized team members, predominantly located in Ontario and Quebec, performing work similar to their unionized Mobility segment counterparts in Alberta and British Columbia, should be included in the TWU bargaining unit represented by the TWU without a representational vote. The TCI and TELUS Mobility application to the Federal Court of Appeal for judicial review of Decision 278 was heard on October 4-5, 2004. A decision from the Court is pending.

    3. Capability to deliver results

    3.1 Operational capabilities - TELUS Communications

    The Communications segment organization structure was simplified during the third quarter of 2004, reducing the number of customer-facing business units from five to four. By early October 2004, the sales, marketing, solutions development, customer care and shared services of the two business customer-facing units (one that supported small and mid-sized customers and one that supported large corporate and government clients) were integrated. The new Business Solutions unit is expected to provide improved operational efficiencies through reduced duplication as well as improved effectiveness. In particular, having one point of contact will facilitate more effective communication with business customers. Internally, there will be fewer interfaces with enabling departments, allowing more effective prioritization of initiatives and better use of resources.

    3.2 Operational capabilities - TELUS Mobility

    With the wireless marketplace exhibiting strong growth, TELUS Mobility has managed best-in-class results in many respects. Focus on customer care, value-added solutions and superior network quality provides the customer with an exceptional service experience. With the focus on profitable wireless growth and operating scale efficiencies, TELUS Mobility is generating significant EBITDA margins ahead of its peer group. A significant proportion of every incremental network revenue dollar earned continues to flow through to EBITDA. TELUS Mobility's performance in the marketplace and its ability to efficiently provide value to its customers, have resulted in TELUS Mobility being named the top ranked wireless operator in North America by N. Moore Capital for the second time.

    3.3 Liquidity and capital resources

    TELUS repaid approximately $210 million in debt which matured in August, reduced the cash proceeds from the sale of securitized accounts receivable by $150 million and redeemed $72.8 million in Preference and Preferred shares during the first nine months of 2004. During the same period, the cash balance increased by $616.0 million to $622.2 million. TELUS also has access to undrawn credit facilities of $1.6 billion. The Company believes it has sufficient internally generated cash flow from operations and access to credit facilities to fund its requirements including capital expenditures, planned debt repayments, payments under restructuring programs, dividends and other uses as the need arises. With the Net Debt to EBITDA ratio of 2.2 times and the Net debt to total capitalization ratio of 49.7% at September 30, 2004, TELUS has achieved ahead of schedule, not only its previous 2004 year-end guidance for Net debt to EBITDA of 2.3 times or less, but also the long-term targets of
    2.2 times or less for Net debt to EBITDA and 45 to 50% for Net debt to total capitalization.

    The Board of Directors declared a quarterly dividend of twenty cents ($0.20) per share on the outstanding Common Shares and Non-Voting Shares of TELUS - an increase of one-third from the fifteen cents declared last quarter. In addition, on October 29, 2004, TELUS is announcing that it has received approval from its Board of Directors to make a Normal Course Issuer Bid for the repurchase of up to 25.5 million in total of its Common Shares and Non-Voting Shares, subject to obtaining all necessary regulatory approvals. Refer to the discussion following the Liquidity and capital resource measures table in section 4.6 Liquidity and Capital Resources.

    4. Results

    4.1 Critical accounting estimates
    ---------------------------------

    The Company's critical accounting estimates are discussed in the Company's 2003 annual Management's discussion and analysis. The preparation of financial statements in conformity with generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    4.2 Accounting policy developments
    ----------------------------------

      Share-based compensation (Note 2(a) of the interim consolidated financial statements)

    Commencing with the Company's 2004 fiscal year, the amended recommendations of the CICA for accounting for share-based compensation (such amendments arising in 2003) (CICA Handbook Section 3870) apply to the Company. The Company has selected the modified-prospective transition method (also referred to as the retroactive application without restatement method), implemented effective January 1, 2004. To reflect the fair value of options granted subsequent to 2001, and vesting prior to 2004, certain components of common equity in the December 31, 2003, Consolidated Balance Sheet balances have been restated.

      Equity settled obligations (Note 2(b) of the interim consolidated financial statements)

    Commencing with the Company's 2004 fiscal year, the Company early adopted the amended recommendations of the CICA for the presentation and disclosures of financial instruments (CICA Handbook Section 3860) specifically concerning the classification of obligations that an issuer can settle with its own equity instruments (such amendments arising in 2003). The amendments result in the Company's convertible debentures being classified as a liability on the consolidated balance sheets (previously classified as a component of equity) and the associated interest expense correspondingly being classified with financing costs on the consolidated statements of income (previously recorded net of income taxes as an adjustment to retained earnings). The conversion option embedded in the convertible debentures continues to be presented as a component of shareholders' equity. As required, these amended recommendations have been applied retroactively. As a result of the reclassification of convertible debentures, minor changes were effected in historical Net debt to EBITDA ratios, and historical Net debt to total capitalization ratios. The reclassification of the associated interest expense also resulted in minor changes in historical EBITDA interest coverage ratios.

    4.3 Materiality for disclosure
    ------------------------------

    Management determines whether or not information is "material" based on whether it believes a reasonable investor's decision to buy, sell or hold securities in the Company would likely be influenced or changed if the information were omitted or misstated.

    4.4 Quarterly results summary
    -----------------------------

    ($ in millions, except per
     share amounts)              2004 Q3  2004 Q2  2004 Q1
    -------------------------------------------------------
    Segmented revenue (external)
    TELUS Communications segment 1,199.9  1,189.0  1,171.1
    TELUS Mobility segment         747.0    676.6    632.7
                                 -------  -------  -------
    Operating revenues
     (consolidated)              1,946.9  1,865.6  1,803.8
    Restructuring and workforce
     reduction costs                16.2      0.7     15.9
    Net income (loss)              156.6    172.3    101.3
    Per weighted average Common
     Share and Non-Voting Share
     outstanding
        - basic                     0.44     0.48     0.28
        - diluted                   0.43     0.48     0.28
    Dividends declared per Common
     Share and Non-Voting Share
     outstanding                    0.15     0.15     0.15
    -------------------------------------------------------


    ($ in millions, except per
     share amounts)              2003 Q4  2003 Q3  2003 Q2  2003 Q1  2002 Q4
    -------------------------------------------------------------------------
    Segmented revenue (external)
    TELUS Communications segment 1,182.4  1,186.3  1,209.2  1,208.5  1,244.2
    TELUS Mobility segment         643.2    619.9    564.1    532.4    550.2
                                 -------  -------  -------  -------  -------
    Operating revenues
     (consolidated)              1,825.6  1,806.2  1,773.3  1,740.9  1,794.4
    Restructuring and workforce
     reduction costs                16.2      2.3      3.3      6.5    241.0
    Net income (loss)               47.8    114.1     73.0     89.5   (140.9)
    Per weighted average Common
     Share and Non-Voting Share
     outstanding
        - basic                     0.13     0.32     0.21     0.26    (0.41)
        - diluted                   0.13     0.32     0.21     0.26    (0.41)
    Dividends declared per Common
     Share and Non-Voting Share
     outstanding                    0.15     0.15     0.15     0.15     0.15
    -------------------------------------------------------------------------

    The trend in Operating revenues continued to reflect growing TELUS Mobility segment revenues resulting from subscriber growth and increasing average revenue per subscriber unit ("ARPU"). For two consecutive quarters, Communications Segment revenues increased sequentially, as a result of traction gained from new contracts. Communications segment revenues also increased in the third quarter of 2004, when compared to the same period in 2003 due to growth in data revenues. Partially offsetting recent data revenue growth were decreasing voice local, long distance, and equipment sales revenues, consistent with the Canadian wireline industry. Communications segment revenues include the impacts of regulatory price cap decisions.

    Restructuring charges in 2002 and 2003 were recorded primarily as a result of the Communications segment Operational Efficiency Program, which contributed to improved operating profitability in 2003 and 2004. Restructuring charges in 2004 were also for Communications segment restructuring activities, including the consolidation of two customer-facing business units in the third quarter of 2004. Net income and earnings per share reflect improved wireline and wireless operating profitability, as well as decreasing financing costs.

    For five of the periods shown above, Net income and earnings per share included significant favourable impacts for the settlement of tax matters (including investment tax credits and related interest) and tax losses carried back to prior years, as shown in the table below:


    ($ in millions, except
     per share amounts)       2004  2004  2004  2003  2003  2003  2003  2002
                               Q3    Q2    Q1    Q4    Q3    Q2    Q1    Q4
    -------------------------------------------------------------------------
    Approximate Net income
     impact                     -    45    13     -    19     -    53    18
    Approximate per share
     impact                     -  0.13  0.04     -  0.05     -  0.15  0.05
    -------------------------------------------------------------------------


    4.5 Results of operations
    -------------------------

    -------------------------------------------------------------------------
    Consolidated highlights
                              Quarters ended            Nine-month periods
    ($ in millions              September 30             ended Sept. 30
     except per share
     amounts)             2004     2003   Change     2004     2003  Change
    -------------------------------------------------------------------------
    Operating revenues 1,946.9  1,806.2    7.8 %  5,616.3  5,320.4   5.6 %

    EBITDA(1)            817.9    752.2    8.7 %  2,324.0  2,133.0   9.0 %

    Net income           156.6    114.1   37.2 %    430.2    276.6  55.5 %

    Earnings per share,
     basic                0.44     0.32   37.5 %     1.20     0.79  51.9 %

    Earnings per share,
     diluted              0.43     0.32   34.4 %     1.19     0.78  52.6 %

    Cash dividends
     declared per share   0.15     0.15        -     0.45     0.45       -

    Cash provided by
     operating
     activities          847.2    849.7   (0.3)%  1,924.3  1,724.0  11.6 %
    Capital expenditures 319.8    304.0    5.2 %    975.6    817.3  19.4 %

    Free cash flow(2)    502.6    440.3   14.1 %  1,175.4    773.4  52.0 %
    -------------------------------------------------------------------------
    Non-GAAP measures used by management to evaluate performance of business units and segments

    (1) Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) is calculated as:

                                         Quarters ended    Nine-months ended
                                            Sept. 30            Sept. 30
                                         2004      2003      2004      2003
        --------------------------------------------------------------------
        Operating revenues            1,946.9   1,806.2   5,616.3    5,320.4
        Less: Operations expense      1,112.8   1,051.7   3,259.5    3,175.3
        Less: Restructuring and
         workforce reduction costs       16.2       2.3      32.8       12.1
        --------------------------------------------------------------------
        EBITDA                          817.9     752.2   2,324.0    2,133.0
        --------------------------------------------------------------------

        The Company has issued guidance on and reports EBITDA because it is a key measure used by management to evaluate performance of business units and it is utilized in measuring compliance with debt covenants. The Company also believes EBITDA is a measure commonly reported and widely used by investors as an indicator of a company's operating performance and ability to incur and service debt. The Company believes EBITDA assists investors in comparing a company's performance on a consistent basis without regard to depreciation and amortization, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors such as historical cost. EBITDA is not a calculation based on Canadian or U.S. GAAP and should not be considered an alternative to Operating income or Net income in measuring the Company's performance or used as an exclusive measure of cash flow because it does not consider the impact of working capital growth, capital expenditures, debt principal reductions and other sources and uses of cash, which are disclosed in the consolidated statements of cash flows. Investors should carefully consider the specific items included in TELUS' computation of EBITDA. While EBITDA has been disclosed herein to permit a more complete comparative analysis of the Company's operating performance and debt servicing ability relative to other companies, investors should be cautioned that EBITDA as reported by TELUS may not be comparable in all instances to EBITDA as reported by other companies.

    (2) The following shows the calculation of Free cash Flow and reconciles EBITDA and Free cash flow with Cash provided by operating activities:

                                         Quarters ended    Nine-months ended
                                            Sept. 30            Sept. 30
                                         2004      2003      2004      2003
        --------------------------------------------------------------------
        EBITDA                          817.9     752.2   2,324.0   2,133.0

        Restructuring and workforce
         reduction costs, net of cash
         payments                         6.4     (29.8)    (55.1)   (221.5)
        Share-based compensation          7.3         -      17.9         -
        Cash interest paid              (23.1)    (27.7)   (339.7)   (362.5)
        Cash interest received            2.1      13.7      23.3      15.0
        Income taxes received (paid)     11.8      38.4     197.4      35.1
        Capital expenditures (capex)   (319.8)   (304.0)   (975.6)   (817.3)
        Investment tax credits received
         (reported in current or prior
         EBITDA or capex, and in Income
         taxes received (paid))             -      (2.5)    (16.8)     (8.4)
        --------------------------------------------------------------------

        Free cash flow                  502.6     440.3   1,175.4     773.4

        Add back capital expenditures   319.8     304.0     975.6     817.3
        Net employee defined benefit
         plans expense (credit)           4.9      13.2      14.7      39.5
        Employer contributions to
         employee defined benefit plans (25.8)    (33.9)   (112.3)    (69.9)
        Other net operating activities   (3.9)      2.6      13.7      37.5
        Non-cash working capital changes
         except changes in taxes and
         interest                        49.6     123.5    (142.8)    126.2
        --------------------------------------------------------------------

        Cash provided by operating
         activities                     847.2     849.7   1,924.3   1,724.0
        --------------------------------------------------------------------

        Free cash flow excludes certain working capital changes, and other sources and uses of cash, which are disclosed in the consolidated statements of cash flows. Free cash flow is not a calculation based on Canadian or U.S. GAAP and should not be considered an alternative to consolidated statements of cash flows. Free cash flow is a measure that can be used to gauge TELUS' performance over time. Investors should be cautioned that Free cash flow as reported by TELUS may not be comparable in all instances to Free cash flow as reported by other companies. While the closest GAAP measure is Cash provided by operating activities, Free cash flow is relevant because it provides an indication of how much cash is available before changes in working capital (such as trade payables, and trade receivables, which can be significantly distorted by securitization changes that do not reflect operating results) and after funding capital expenditures.
    -------------------------------------------------------------------------

    Consolidated Operating revenue and EBITDA increased significantly in the third quarter of 2004, when compared with the same period in 2003, primarily as a result of 20.5% growth in TELUS Mobility total Operating revenue, with a corresponding increase of only 13.2% in TELUS Mobility Operations expense. The strong third quarter operating profitability improvement included a significant cost of acquisition expense related to a 21.2% increase in TELUS Mobility gross subscriber additions. TELUS' Communications segment experienced a 1.1% increase in Operating revenue, while its Operations expense increased by 1.8%. Restructuring charges increased by $13.9 million primarily for consolidation of two customer-facing business units in the Communications segment.

    Consolidated Financing costs increased by $19.3 million in the third quarter of 2004, when compared with the same period in 2003. The increase was primarily due to lower interest income, which decreased by $27.9 million, partly offset by a lower interest expense for long-term and short-term debt. Income before taxes and non-controlling interest increased by $56.8 million to $254.9 million in the third quarter of 2004 as compared with the third quarter of 2003, as a result of improved operating profitability.

    Basic earnings per share increased by 12 cents and diluted earnings per share increased by 11 cents in the third quarter of 2004, as compared with the same period last year as a result of higher Net income, partly offset by a larger number of shares outstanding.

    Cash provided by operating activities was flat in the third quarter of 2004, when compared with the third quarter of 2003, as higher EBITDA was offset by changes in working capital. Free cash flow increased primarily due to higher cash from operating activities and lower restructuring payments, partly offset by lower interest and income taxes received and higher capital expenditures.

    The following discussion for Operating revenues, Operations expense, Restructuring and workforce reduction costs, EBITDA and Capital expenditures is presented on a segmented basis. All other discussion is presented for the consolidated financial results.


    Operating revenues -     Quarters ended            Nine-month periods
    Communications            September 30               ended Sept. 30
    segment

    ($ millions)         2004     2003    Change     2004     2003    Change
    -------------------------------------------------------------------------
    Voice local         538.3    542.9    (0.8)%  1,611.0  1,623.0    (0.7)%
    Voice long
     distance           233.5    238.5    (2.1)%    691.6    728.8    (5.1)%
    Data                358.1    331.9     7.9 %  1,043.6  1,027.1     1.6 %
    Other                70.0     73.0    (4.1)%    213.8    225.1    (5.0)%
    -------------------------------------------------------------------------
    External operating
     revenue          1,199.9  1,186.3     1.1 %  3,560.0  3,604.0    (1.2)%

    Intersegment
     revenue             24.9     24.6     1.2 %     72.0     71.4     0.8 %
    -------------------------------------------------------------------------
    Total operating
     revenue          1,224.8  1,210.9     1.1 %  3,632.0  3,675.4    (1.2)%
    -------------------------------------------------------------------------


    Key operating indicators - Communications segment

                             At September 30

    (000s)               2004     2003    Change
                      ----------------------------
    Residential network
     access lines       1,759    1,784    (1.4)%
    Business network
     access lines       3,058    3,099    (1.3)%
                       --------------------------
    Total network
     access lines(1)    4,817    4,883    (1.4)%

    High-speed Internet
     subscribers        654.9    516.0    26.9 %
    Dial-up Internet
     subscribers        292.7    333.7   (12.3)%
                       --------------------------
    Total Internet
     subscribers (2)    947.6    849.7    11.5 %


                             Quarters ended            Nine-month periods
                              September 30               ended Sept. 30

    (000s)               2004     2003    Change     2004     2003    Change
                      -------------------------------------------------------
    Change in
     residential
     network access
     lines                  5        3                (28)     (23)
    Change in business
     network access
     lines                (15)      (7)               (21)      (5)
                       -------  -------            -------  -------
    Change in total
     network access
     lines                (10)      (4) (150.0)%      (49)     (28)  (75.0)%

    High-speed
     Internet net
     additions           30.6     47.2   (35.2)%     93.3    106.0   (12.0)%
    Dial-up Internet
     net reductions      (8.0)   (18.1)   55.8 %    (27.1)   (58.0)   53.3 %
                       -------  -------  -------   -------  -------  -------
    Total Internet
     subscriber net
     additions           22.6     29.1   (22.3)%     66.2     48.0    37.9 %
    -------------------------------------------------------------------------

    (1) Network access lines are measured at the end of the reporting period based on information in billing and other systems.
    (2) Internet subscribers are measured at the end of the reporting period based on Internet access counts from billing and other systems.

    - Relative to a general industry trend of declining traditional revenues, the Communications segment performed well due to slowing of the rate of long distance revenue erosion and improving data service revenues. Voice local revenue decreased slightly in the third quarter and first nine months of 2004, when compared with the same periods in 2003. Local revenue for the first nine months of 2004 includes a positive adjustment of $10.2 million recorded in the second quarter of 2004 for CRTC Decision 2004-42. In the decision TELUS was allowed to recover costs to support local number portability and local competition capital investments for the period June 2002 to May 2004. Excluding this adjustment, the local service decrease was primarily as a result of fewer access lines, partly offset by implementation of approved rate increases for business single and multi-line services effective June 1, 2004. Interconnection revenue was flat in the third quarter of 2004 as a result of reduced interconnection tariffs, but increased modestly for the first nine months of 2004, when compared with the same periods in 2003. Enhanced service revenues were relatively unchanged in the third quarter and first nine months of 2004, when compared to the same periods in 2003.

       Residential network access lines increased during the third quarters of 2004 and 2003, as a result of normal seasonal changes when students return to universities and colleges. Year-over-year, and for the first nine months of 2004, residential network access lines continued to decrease as a result of competitive activity and technological substitution, including substitution to wireless services. Business lines decreased primarily as a result of incumbent local exchange carrier ("ILEC") Centrex line losses to competition and migration to more efficient ISDN data services. Consistent with the general industry experience, it is expected that the trend of declining network access lines will continue.

    - Voice long distance revenue continued to decrease, but the rate of decline in the third quarter of 2004 was the lowest since the first quarter of 2001. This was primarily a result of increased wholesale revenues. For the first nine months of 2004, long distance revenue decreased at a rate similar to the negative 5.4% observed for the full year of 2003. The decreases for the third quarter and first nine months were primarily a result of fewer consumer minutes, price competition, and technological substitution, partly offset by a $1 increase this quarter in certain monthly long distance plan administrative charges, effective June 2004, as well as increased business and wholesale long distance minute volumes. Price competition and substitution to alternative technologies are expected to continue.

    - Communications segment data revenue increased by 7.9% in the third quarter of 2004, when compared to the third quarter of 2003, even though the third quarter of 2003 included a small amount of revenues from divested assets. Data revenues increased by $33.1 million or 3.3% for the first nine months of 2004, when normalized for the disposal of assets in 2003. The revenues associated with disposal of application development assets in 2003 that do not recur in the third quarter and first nine months of 2004 were $3.0 million and $16.7 million, respectively.

       Internet and enhanced data service revenues increased by $18.4 million and $35.9 million, respectively, for the third quarter and first nine months of 2004, when compared with the same periods in 2003, primarily as a result of the 26.9% increase in the high-speed Internet subscriber base over the last 12 months, partly offset by the 12.3% reduction in dial-up subscribers over the last 12 months. The decrease in dial-up subscribers has slowed in 2004, and is attributed mainly to a slower rate of conversion to high-speed Internet. Managed workplace revenues were flat and increased by $21.5 million, respectively, due to providing higher functional outsourcing services to TELUS' customers. Other data services revenue increased by $7.5 million in the third quarter of 2004, when compared with the same period in 2003, as a result of an increase in equipment sales. Other data services revenue decreased by $24.3 million for the first nine months of 2004, due mainly to lower equipment sales.

    - Other revenue decreased in the third quarter and first nine months of 2004, when compared with the same periods in 2003, primarily as a result of lower voice equipment sales, lower late payment fees and the conclusion in the first quarter of 2004 of recognition of deferred individual line service grant revenues. The annual impact of the conclusion of individual line service grants will be lower revenues of $6.7 million in 2004, when compared with 2003. Individual line service grants were provided in respect of the conversion of multi-party lines to single lines in high cost rural areas in Alberta in the early 1990s.

    - Intersegment revenues represent services provided by the Communications segment to the Mobility segment. These revenues are eliminated upon consolidation together with the associated expense in TELUS Mobility.

    Total external operating revenue discussed above included Non-ILEC revenues of $145.3 million and $404.3 million, respectively, for the third quarter and first nine months of 2004, as compared with $138.4 million and $417.7 million for the same periods in 2003. This represents an increase of $6.9 million or 5.0% for the third quarter of 2004, and a decrease of $13.4 million or 3.2% for the first nine months 2004. Normalized for asset disposals, Non-ILEC revenues for the nine months of 2004 increased by $3.0 million or 0.7%, respectively. The increase was primarily due to a shift toward recurring longer-term revenues and a number of large contracts, which were signed in 2003 and are being implemented in 2004, and to higher long distance traffic volume. Although equipment sales increased in the third quarter of 2004, when compared with the third quarter of 2003, equipment sales for the first nine months of 2004 were significantly lower than the first nine months of 2003.


    Operating revenues -     Quarters ended            Nine-month periods
    Mobility segment          September 30               ended Sept. 30

    ($ millions)         2004     2003    Change     2004     2003    Change
    -------------------------------------------------------------------------
    Network revenue     686.0    577.4    18.8 %  1,903.9  1,595.9    19.3 %
    Equipment revenue    61.0     42.5    43.5 %    152.4    120.5    26.5 %
    -------------------------------------------------------------------------
    External operating
     revenue            747.0    619.9    20.5 %  2,056.3  1,716.4    19.8 %

    Intersegment
     revenue              5.0      4.0    25.0 %     15.2     11.6    31.0 %
    -------------------------------------------------------------------------
    Total operating
     revenue            752.0    623.9    20.5 %  2,071.5  1,728.0    19.9 %
    -------------------------------------------------------------------------


    Key operating indicators - Mobility segment
    -------------------------------------------------------------------------

    (000s)                   At September 30

                         2004     2003    Change
                      ---------------------------
    Subscribers
     - postpaid       3,095.5  2,691.4    15.0 %
    Subscribers
     - prepaid          654.5    574.2    14.0 %
                      -------- --------   -------
    Subscribers
     - total(1)       3,750.0  3,265.6    14.8 %

    Digital POPs(2)
     covered including
     roaming/resale
     (millions)(3)       29.7     29.0     2.4 %
                      ---------------------------

                            Quarters ended             Nine-month periods
                             September 30                ended Sept. 30

    (000s)               2004     2003    Change     2004     2003    Change
                      -------------------------------------------------------
    Subscriber net
     additions
     - postpaid         115.4     76.4    51.0 %    283.7    200.8    41.3 %
    Subscriber net
     additions
     - prepaid           20.8     24.2   (14.0)%     42.3     69.3   (39.0)%
                      --------   ------  --------  -------  -------  --------
    Subscriber net
     additions
     - total            136.2    100.6    35.4 %    326.0    270.1    20.7 %

    Churn, per month
     (%)(4a)             1.34     1.38         -     1.38     1.40         -
    COA(4b) per gross
     subscriber
     addition ($)(4c)     374      406    (7.9)%      379      420    (9.8)%
    ARPU ($)(4d)           62       60     3.3 %       59       57     3.5 %
    Average minutes of
     use per subscriber
     per month ("MOU")    393      367     7.1 %      382      342    11.7 %

    EBITDA to network
     revenue (%)         47.2     42.5   4.7 pts     45.0     39.2   5.8 pts
    Retention spend
     to network
     revenue(4e) (%)      4.1      3.9   0.2 pts      4.6      4.0   0.6 pts
    EBITDA excluding COA
     ($ millions)(4f)   429.6    340.6    26.1 %  1,148.9    904.0    27.1 %
    -------------------------------------------------------------------------
    pts - percentage points

    (1) Subscribers are measured at the end of the reporting period based on information from billing and other systems.

    (2) POPs is an acronym for population. A POP refers to one person living in a population area, which in whole or substantial part is included in the coverage areas.

    (3) At September 30, 2004, TELUS Mobility PCS digital population coverage was 22.4 million and 29.7 million including the roaming/resale agreements principally with Bell Mobility and Aliant Telecom Wireless. TELUS Mobility has not activated all digital-roaming areas.

    (4) The following are not measures under accounting principles generally accepted in Canada and the U.S. These measures are industry metrics and are useful in assessing the operating performance of a wireless company. The definitions of these measures are as follows:

        (a) Churn is calculated as the number of subscriber units disconnected during the period divided by the average number of subscriber units on the network, expressed as a rate per month. Prepaid subscribers are deactivated when the subscriber has no usage for 90 days following expiry of the prepaid card.

        (b) Cost of acquisition (COA) consists of the total of handset subsidies, commissions, and advertising and promotion expenses related to the initial customer acquisition during a given period. As defined, COA excludes costs to retain existing subscribers (Retention spend).

        (c) COA per gross subscriber addition is COA divided by gross subscriber activations during the period.

        (d) ARPU is calculated as Network revenue divided by the average number of subscriber units on the network during the period, expressed as a rate per month.

        (e) Retention Spend to Network revenue represents direct costs associated with Marketing and promotional efforts aimed at the retention of the existing subscriber base, divided by Network revenue.

        (f) EBITDA excluding COA is a measure for operational profitability normalized for the period costs of adding new customers.
    -------------------------------------------------------------------------

    - TELUS Mobility Network revenue is generated from monthly billings for access fees, incremental airtime charges, prepaid time consumed or expired, wireless Internet services and fees for value-added services. Network revenue increased 18.8% for the quarter ended September 30, 2004 and 19.3% for the first nine months of 2004 as compared with the same periods in 2003. This growth was a result of the continued expansion of the subscriber base by 14.8% to approximately 3.75 million subscribers combined with increased ARPU. As a result of an overall 7.1% increase in average minutes of use ("MOU") per subscriber per month, pricing discipline, and increased usage of data and Internet based products, including picture and text messaging, ARPU increased to $62 in the third quarter of 2004 as compared with $60 in 2003, representing a seventh successive quarter of year over year increases.

       Average minutes of use per subscriber per month increased in the third quarter and first nine months of 2004 as shown in the table above. At September 30, 2004, postpaid subscribers represented 82.5% of the total cumulative subscriber base unchanged from one-year earlier, contributing to the significant ARPU premium TELUS Mobility enjoys over its competitors. Postpaid subscriber net additions of 115,400 for the third quarter of 2004 represented 84.7% of all net additions as compared with 76,400 (75.9%) for the corresponding period in 2003. This represents a significant increase of 51.0% in the post-paid subscriber net additions when compared to the previous year. Similarly, postpaid subscriber net additions of 283,700 for the first nine months of 2004 represented 87.0% of total net additions as compared with 74.3% for the same period in 2003. This was the fifth consecutive quarter of year over year positive net postpaid subscriber growth. Moreover, total subscriber net additions of 136,200 represented a record for all third quarters reported and improved by 35.4% over the same quarter in 2003.

       Blended postpaid and prepaid churn improved slightly to 1.34% in the third quarter of 2004 when compared with the same quarter in 2003. Deactivations were 147,600 and 442,600 for the third quarter and first nine months of 2004, respectively, as compared with 133,500 and 393,900 for the same periods last year. The improved churn rates in the face of increased deactivations were notable accomplishments in a market characterized by vigorous competition. These churn and deactivation results reflect a high level of client satisfaction, which can be attributed to improved network quality and coverage, excellent client service levels, client contracts for one to three years as part of loyalty and retention programs and specific grandfathered rate plans.

    - Equipment sales, rental and service revenue increased in the third quarter and first nine months of 2004 as compared to the corresponding periods in 2003. Handset revenue increased mainly due to subscriber growth brought about by a stronger wireless market, increased promotional, retention and contracting activity, and to a lesser extent, a shift in product mix to higher price handsets. Gross subscriber additions grew to 283,800 for the third quarter and 768,600 for the first nine months of 2004 as compared to 234,100 and 664,000 for the same periods in 2003. Handset revenues associated with gross subscriber activations are included in COA.

    - Intersegment revenues represent services provided by the Mobility segment to the Communications segment and are eliminated upon consolidation along with the associated expense in TELUS
       Communications.


    Operations expense -     Quarters ended            Nine-month periods
    Communications            September 30               ended Sept. 30
    segment

    ($ millions)         2004     2003    Change     2004     2003    Change
    -------------------------------------------------------------------------
    Salaries, benefits
     and other employee-
     related costs      412.4    396.2     4.1 %  1,220.2  1,214.8     0.4 %
    Other operations
     expenses           301.8    305.7    (1.3)%    912.5    940.9    (3.0)%
    -------------------------------------------------------------------------
    Total operations
     expense            714.2    701.9     1.8 %  2,132.7  2,155.7    (1.1)%
    -------------------------------------------------------------------------
    Full-time
     equivalent
     employees, end of
     period            18,857   18,937    (0.4)%
    ---------------------------------------------

    Communications segment Total operations expense changed slightly in the third quarter of 2004 and first nine months of 2004, when compared with the same periods in 2003. The increase in salaries, benefits and related costs was primarily the result of inflationary increases and costs relating to assurance of a higher level of service, partly offset by a lower pension expense and Operational Efficiency Program savings. The decrease in Other operations expense was due mainly to lower facility costs, partly offset by increased network support and maintenance costs with third parties. Full-time equivalent employees at the end of September 2004 included 528 staff for in-sourcing call centre services in Montreal and a partnership with Calgary Health Region.

    - Salaries, benefits and employee-related expenses increased in the third quarter and first nine months of 2004, when compared with the same periods in 2003. Costs associated with temporary staff, overtime, training and travel increased by $2.4 million in the third quarter and increased by $27.9 million for the first nine months of 2004, when compared with the same periods in 2003. The increase in temporary staffing, overtime, training and travel was related to activities to maintain high customer service levels, improve internal processes, emergency operations training, and an increased focus on leadership training and team development. Temporary staff, overtime, training and travel costs decreased by $8.0 million when compared with the fourth quarter of 2003, when extra effort was expended to improve customer service and clear backlogs created in the third quarter of 2003 by a number of natural disasters, staffing and system conversion issues.

       Additional costs for the new partnership with the Calgary Health Region and establishment of the new Montreal call centre were $6.2 million and $19.0 million, respectively, in the third quarter and first nine months of 2004. These increased costs were partly offset by savings on outsourcing of approximately $2.5 million and $6.3 million, respectively, which are included in Other operations expense. Non-cash share-based compensation expense recognized commencing January 1, 2004, as discussed in Accounting policy developments, was $6.9 million in the third quarter of 2004 and $16.8 million during the first nine months of 2004 ($nil in 2003).

       Partly offsetting the increases noted above were savings from the Operational Efficiency Program (duration 2001 to 2003) of approximately $11.0 million and $49.0 million for the third quarter and first nine months of 2004. Pension expense for defined benefit and defined contribution plans decreased by $4.5 million and $17.7 million, respectively for the third quarter and first nine months, primarily as a result of increased investment returns. TELUS' Communications segment annual pension expense is expected to decrease by approximately $30 million for 2004, when compared with 2003. All other costs collectively increased in line with inflation rates.

    - Other operations expenses were inclusive of additional Operational Efficiency Program savings of approximately $4 million in the third quarter and $16 million year-to-date. Other operations expenses decreased in the third quarter and first nine months of 2004, when compared with the same periods in 2003, principally due to: (i) reduced facilities, transit and termination costs, which decreased by $6.3 million and $38.7 million, respectively, as a result of lower rates for domestic, U.S. and international traffic termination, as well as migration to the NGN, partially offset by higher outbound traffic volumes; (ii) lower bad debt expense that decreased by $2.4 million and $9.4 million, respectively, as a result of stringent enforcement of credit policy, more effective collection practices and reduced loss experience; (iii) decreased contract and consulting costs of $6.8 million for the third quarter; and (iv) increased capitalized labour of $5.7 million and $7.6 million, respectively, related to higher capital expenditure activity. Product and services cost of sales increased by $4.9 million and decreased by $3.2 million, respectively, associated with higher equipment sales for the quarter and lower equipment sales year-to-date. Partially offsetting lower costs were increased network support and maintenance costs with third parties of $7.3 million and $19.7 million, respectively. Advertising and promotion costs increased by $2.8 million and $5.8 million, respectively, due mainly to the "premier corporate citizen campaign" and additional sponsorship costs.

    Included in the total segment expenses discussed above are Non-ILEC operations expenses of $148.3 million and $430.2 million, respectively, for the third quarter and first nine months of 2004, as compared with $144.4 million and $444.3 million, respectively, for the same periods in 2003. Normalized for asset disposals, Non-ILEC operations expenses decreased by $3.8 million or 0.8% in the first nine months of 2004, when compared with the same periods in 2003. Operations expenses increased in the third quarter of 2004, when compared with the same period in 2003, due primarily to increased salaries and benefits, increased transit and termination costs for higher outbound international and U.S. traffic volumes, and increased cost of sales associated with higher equipment sales. Salaries and benefits increased due the requirement for additional resources in support of growing recurring revenues. Normalized operations expense decreased for the first nine months of 2004, when compared with the same period in 2003, primarily due to lower costs of sales associated with lower equipment sales, migration to NGN and a lower bad debt expense, partly offset by increased salaries and benefits, and increased wholesale transit and termination costs for higher outbound international and U.S. traffic volumes.


    Operations expense -     Quarters ended            Nine-month periods
    Mobility segment          September 30               ended Sept. 30

    ($ millions)         2004     2003    Change     2004     2003    Change
    -------------------------------------------------------------------------
    Equipment sales
     expenses           111.2     86.4    28.7 %    299.6    259.2    15.6 %
    Network operating
     expenses           104.3     97.9     6.5 %    301.2    274.7     9.6 %
    Marketing expenses   78.4     67.2    16.7 %    213.2    188.3    13.2 %
    General and
     administration
     expenses           134.6    126.9     6.1 %    400.0    380.4     5.2 %
    -------------------------------------------------------------------------
    Total operations
     expense            428.5    378.4    13.2 %  1,214.0  1,102.6    10.1 %
    -------------------------------------------------------------------------
    Full-time equivalent
     employees, end of
     period             5,681    5,175     9.8 %
    ---------------------------------------------

    TELUS Mobility operations expense increased in the third quarter and first nine months of 2004, when compared with the same periods last year. TELUS Mobility has been able to achieve significant economies of scale as evidenced by the 14.8% growth in subscribers compared to third quarter Network revenue growth of 18.8% and a 13.2% increase in total operations expense.

    - Expenses related to equipment sales increased in the third quarter and first nine months of 2004 when compared with the same periods in 2003, principally due to an increase in gross subscriber activations, more expensive handset costs and higher retention activity. The increase related in part to continued marketing promotions including camera phones. Handset costs associated with gross subscriber activations are included in COA.

    - Network operating expenses consist of site-related expenses, transmission costs, spectrum licence fees, contribution revenue taxes, and other direct costs related to network operations. Transmission and site-related expenses increased to support the greater number of cell sites, a larger subscriber base, and improved network quality and coverage. In addition, Industry Canada spectrum licence fees were higher in 2004 principally due to a $0.8 million and $7.3 million credit received in third quarter and first nine months of 2003, respectively as part of a retroactive filing with Industry Canada for years prior to 2003. Network costs, once normalized for this event, increased by 5.7% and 6.8% over the same periods last year. Further, Network roaming costs increased
       $2.8 million in the third quarter and $12.3 million for the first nine months of 2004 as compared to the same periods in 2003 largely due to successful marketing efforts in non-urban roaming/resale areas. TELUS Mobility believes this variable cost increase is reflective of the overall positive industry trend of subscriber growth and increased subscriber usage evidenced in the ongoing strength of Network revenue growth. TELUS Mobility also continued to build out microwave facilities aimed at reducing future leased line transmission costs. The digital population coverage grew to
       29.7 million at September 30, 2004, as a result of continued activation of digital roaming regions and network expansion.

    - Marketing expenses increased primarily due to higher dealer compensation costs and advertising expenses associated with the expanded subscriber base and increased re-contracting activity. Despite the higher marketing expenses and significant subscriber growth, COA per gross subscriber addition improved by 7.9% in the third quarter to $374 and improved by 9.8% to $379 in first nine months as compared with the same periods last year. Combined with the higher ARPU and improved churn, COA per gross subscriber addition over the lifetime revenue of the subscriber improved significantly in the third quarter and first nine months of 2004 as compared with 2003.

    - General and administration expenses consist of employee compensation and benefits, facilities, client services, bad debt and various other expenses. General and administration expenses increased by only 6.1% in the third quarter and 5.2% for the first nine months of 2004. TELUS Mobility increased full-time equivalent employees to support the significant growth in the subscriber base and continued expansion of the client care team and company-owned retail stores, partly offset by a lower bad debt expense due to reduced loss experience.


    Restructuring and        Quarters ended            Nine-month periods
    workforce reduction       September 30               ended Sept. 30
    costs by segment

    ($ millions)         2004     2003    Change     2004      2003   Change
    -------------------------------------------------------------------------
    Communications
     segment             16.2      2.3        NM     32.8      12.1  171.1 %
    Mobility segment        -        -         -        -         -        -
    -------------------------------------------------------------------------
    TELUS consolidated   16.2      2.3        NM     32.8      12.1  171.1 %
    -------------------------------------------------------------------------
    NM - not meaningful

    Restructuring costs for the third quarter of 2004 were Communications segment initiatives primarily related to the consolidation of the Business Solutions and Client Solutions business units. The amount recorded for the first nine months of 2004 include the following activities in the Communications segment:

    - A departmental reorganization was initiated, primarily in the information technology resources area, consolidating from 15 locations to 2 primary locations. This reorganization, which has an estimated implementation cost in 2004 of approximately $13 million and is planned for completion in 2004, is expected to enable greater efficiencies of scale and effectiveness of program delivery. At September 30, 2004, approximately $12 million of these costs have been recorded.

    - A departmental reorganization was initiated with the merging of two customer-facing business units. The resulting integration and consolidation aimed to improve the Company's competitiveness as well as its operating and capital productivity. This reorganization has an estimated implementation cost in 2004 of approximately $21 million and is planned for completion in 2004. At September 30, 2004, approximately $13 million of these costs have been recorded.

    - In addition to the foregoing initiatives, the Company has undertaken additional activities in 2004 aimed at improving its operating and capital productivity and competitiveness. These additional activities have an estimated cost in 2004 of $16 million. At September 30, 2004, approximately $8 million of these costs have been recorded.

    No future costs are expected to be recorded under the 2001 to 2003 Operational Efficiency Program, but variances from estimates currently recorded may impact amounts ultimately recorded. Cumulative annual cost structure reductions in the Communications segment under Operational Efficiency Program were approximately $519 million by September 30, 2004. The cumulative savings under this program are currently expected to be between $530 million and $535 million at the end of 2004, or over 96% of the $550 million target set in mid-2002.


    EBITDA by segment        Quarters ended            Nine-month periods
                              September 30               ended Sept. 30

    ($ millions)         2004     2003    Change      2004    2003    Change
    -------------------------------------------------------------------------
    Communications
     segment            494.4    506.7    (2.4)%   1,466.5  1,507.6   (2.7)%
    Mobility segment    323.5    245.5    31.8 %     857.5    625.4   37.1 %
    -------------------------------------------------------------------------
    TELUS consolidated  817.9    752.2     8.7 %   2,324.0  2,133.0    9.0 %
    -------------------------------------------------------------------------

    EBITDA margin(1)         Quarters ended            Nine-month periods
    by segment                September 30               ended Sept. 30

    (%)                  2004     2003    Change      2004     2003   Change
    -------------------------------------------------------------------------
    Communications
     segment             40.4     41.8  (1.4)pts      40.4     41.0  (0.6)pts
    Mobility segment     43.0     39.3   3.7 pts      41.4     36.2   5.2 pts
    TELUS consolidated   42.0     41.6   0.4 pts      41.4     40.1   1.3 pts
    -------------------------------------------------------------------------

    (1) EBITDA divided by total revenue.

    Communications segment EBITDA decreased for the third quarter due to increased restructuring charges, inflationary increases in operations expenses, partly offset by increased data revenues. For the first nine months of 2004, Communication segment EBITDA decreased primarily due to increased restructuring charges and lower revenues.

    Significant growth in TELUS Mobility EBITDA and EBITDA margin was attributed to profitable subscriber growth, increased ARPU, a lower cost of acquisition per gross subscriber addition, a world-class churn rate, and successful cost containment efforts. The EBITDA margin, when calculated as a percentage of Network revenue, improved to 47.2% for the third quarter and 45.0% for the first nine months of 2004 as compared with 42.5% and 39.2% for the same periods in 2003, representing positive increases of 4.7 and 5.8 percentage points, respectively.


    Depreciation and         Quarters ended            Nine-month periods
    amortization              September 30               ended Sept. 30

    ($ millions)         2004     2003    Change     2004     2003    Change
    -------------------------------------------------------------------------
    Depreciation        327.1    308.9     5.9 %    969.5    949.5     2.1 %
    Amortization of
     intangible assets   80.5     98.3   (18.1)%    256.1    278.9    (8.2)%
    -------------------------------------------------------------------------
                        407.6    407.2     0.1 %  1,225.6  1,228.4    (0.2)%
    -------------------------------------------------------------------------

    Depreciation and amortization expenses, in total, were not significantly changed in the third quarter and first nine months of 2004. Increased depreciation and amortization for growth in data network and wireless capital assets, increased depreciation for certain assets, as well as write-offs of network equipment and software assets in 2004, were largely matched by lower amortization resulting from certain software applications becoming fully amortized and from the write-off of software assets in 2003.


    Other expense            Quarters ended            Nine-month periods
    (income)                  September 30               ended Sept. 30

    ($ millions)         2004     2003    Change     2004     2003    Change
    -------------------------------------------------------------------------
                         (3.2)     7.6         -        -     19.8  (100.0)%
    -------------------------------------------------------------------------

    Other expense includes accounts receivable securitization expense, income
    (loss) or impairments in portfolio investments, gains and losses on disposal of property, and charitable donations. Accounts receivable securitization expense decreased by $2.5 million and $8.9 million, respectively, for the third quarter and first nine months of 2004, when compared to the same periods in 2003. This was due to the reduction in the amount of securitized receivables since October 2003. See Liquidity and capital resources - Accounts receivable sale. In addition, net gains from portfolio investments and the sale of land and several buildings were realized in the third quarter of 2004. Charitable donations expense continues to reflect TELUS' objective of donating 1% or more of average pre-tax income, as defined under the Imagine Caring Company formula.


    Financing costs          Quarters ended            Nine-month periods
                              September 30               ended Sept. 30

    ($ millions)         2004     2003    Change     2004     2003    Change
    -------------------------------------------------------------------------
    Interest on Long-
     term Debt, short-
     term obligations
     and other          161.7    169.2    (4.4)%    494.6    517.5    (4.4)%
    Foreign exchange
     losses (gains)      (0.3)     0.8         -     (1.0)       -         -
    Interest income      (2.8)   (30.7)   90.9 %    (33.1)   (41.9)   21.0 %
    -------------------------------------------------------------------------
                        158.6    139.3    13.9 %    460.5    475.6    (3.2)%
    -------------------------------------------------------------------------

    Interest on long-term and short-term debt decreased primarily due to repayment of bank facilities, Medium-term Notes and First Mortgage Bonds during 2003. TELUS maintains a hedging program using cross currency swaps, and as a result, long-term financing costs were generally unaffected by fluctuations in the value of the Canadian dollar against the U.S. dollar. Debt, which includes Long-term Debt, Current maturities and the deferred hedging liability, but excludes cash-on-hand, was $7,372 million at September 30, 2004, when compared with $7,577 million at December 31, 2003 and $7,642 million at September 30, 2003. The average debt outstanding in the first nine months of 2004 was $7,534 million, as compared with $8,085 million in the same period in 2003. Interest income was recognized primarily as a result of tax refunds from the settlement of various tax matters.


    Income taxes             Quarters ended            Nine-month periods
                              September 30               ended Sept. 30

    ($ millions)         2004     2003    Change     2004     2003    Change
    -------------------------------------------------------------------------
    Blended federal
     and provincial
     statutory income
     tax                 88.8     73.3    21.1 %    221.7    151.4    46.4 %
    Tax rate
     differential on
     settlement of
     prior year tax
     issues              (0.3)       -         -    (36.1)   (49.7)   27.4 %
    Large corporations
     tax and other        8.7      9.7   (10.3)%     19.1     28.2   (32.3)%
    -------------------------------------------------------------------------
                         97.2     83.0    17.1 %    204.7    129.9    57.6 %
    -------------------------------------------------------------------------
    Blended federal
     and provincial
     statutory tax
     rates (%)           34.8     37.0  (2.2)pts     34.8     37.0   (2.2)pts
    Effective tax
     rates (%)           38.1     41.9  (3.8)pts     32.1     31.7    0.4 pts
    -------------------------------------------------------------------------

    Blended federal and provincial statutory income tax increased in the third quarter and first nine months of 2004, when compared with the same periods in 2003, primarily due to the increase in income before taxes of $56.8 million and $228.7 million for the same periods, partly offset by lower blended tax rates. Lower tax recoveries in for the first nine months of 2004, as compared to 2003, also contributed to higher income taxes in 2004. The 2004 tax recoveries were related to losses carried back and settlement of tax matters for prior years that had higher tax rates. Similarly, 2003 tax recoveries were recorded for the settlement of tax matters for prior years that had higher tax rates.


    Non-controlling          Quarters ended            Nine-month periods
    interest                  September 30               ended Sept. 30

    ($ millions)         2004     2003    Change     2004     2003    Change
    -------------------------------------------------------------------------
                          1.1      1.0    10.0 %      3.0      2.7    11.1 %
    -------------------------------------------------------------------------

    Non-controlling interest primarily represents partners' interests in several small subsidiaries.


    Preference and           Quarters ended            Nine-month periods
    preferred dividends       September 30               ended Sept. 30

    ($ millions)         2004     2003    Change     2004     2003    Change
    -------------------------------------------------------------------------
                          0.1      0.9   (88.9)%      1.8      2.6   (30.8)%
    -------------------------------------------------------------------------

    No further Preference and preferred dividends will be paid in future periods as a result of the redemption of all of the publicly held TELUS Communications Inc. Preference and Preferred Shares, completed on August 3, 2004.

    4.6 Liquidity and capital resources
    -----------------------------------

    Cash provided by         Quarters ended            Nine-month periods
    operating activities      September 30               ended Sept. 30

    ($ millions)         2004     2003    Change     2004     2003    Change
    -------------------------------------------------------------------------
                        847.2    849.7    (0.3)%  1,924.3  1,724.0    11.6 %

    Cash provided by operating activities was flat in the third quarter when compared with the third quarter of 2003 as increased operating profitability and lower restructuring payments were offset by working capital changes and lower income tax recoveries. Cash provided by operating activities increased for the first nine months of 2004, when compared with the same period in 2003 principally due to improved operating profitability, lower payments under restructuring programs, the recovery of income taxes associated with settlement of tax matters (including interest income), and lower interest expense, partly offset by an increase in contributions to defined benefit plans.

    - Cash recovery of income taxes associated with settlement of prior years' tax matters was $16.8 million ($11.8 million net of tax installments) in the third quarter of 2004, compared with net tax recoveries of $38.4 million in the third quarter of 2003. For the first nine months of 2004, tax recoveries and investment tax credits collected were $213.9 million ($197.4 million net of tax installments), compared with net tax recoveries of $35.1 million in the first nine months of 2003.

    - EBITDA increased by $65.7 million and $191.0 million, respectively, in the third quarter and first nine months of 2004, when compared with the same periods in 2003, reduced by offsetting increases in related working capital. Included in EBITDA were non-cash share-based compensation expenses of $7.3 million and $17.9 million, respectively, for the third quarter and first nine months of 2004.

    - Interest paid decreased by $4.6 million and $22.8 million respectively, for the third quarter and first nine months of 2004, when compared with the same periods in 2003.

    - Payments under restructuring and workforce reduction initiatives decreased by $22.3 million and $145.7 million, respectively, in the third quarter and first nine months of 2004, compared with the same periods in 2003.

    - Interest received decreased by $11.6 million and increased by $8.3 million respectively for the third quarter and first nine months of 2004, when compared with the same periods in 2003, primarily from the settlement of tax matters.

    - Employer contributions to employee defined benefit plans decreased by $8.1 million and increased by $42.4 million, respectively, for the third quarter and first nine months of 2004, when compared with the same periods in 2003. The increases reflect updated actuarial valuations and the net acceleration of discretionary funding.

    - Non-cash working capital included changes in proceeds from securitized accounts receivable. Proceeds from securitized accounts receivables did not change in the third quarter of 2004, but decreased by $4.0 million in the same period in 2003. For the first nine months of 2004, the Company made payments of $150 million to reduce securitized accounts receivables, compared with a net increase in securitized accounts receivable of $6 million in the same period in 2003.


    Cash used by             Quarters ended            Nine-month periods
    investing                 September 30               ended Sept. 30
    activities
    ($ millions)         2004     2003    Change     2004     2003    Change
    -------------------------------------------------------------------------
                        316.5    307.8     2.8 %    956.7    776.4    23.2 %
    -------------------------------------------------------------------------

    Cash used by investing activities increased in the third quarter and first nine months of 2004, when compared with the same periods in 2003, primarily as a result of increased capital expenditures. The Company also received proceeds of $1.8 million and $18.2 million, respectively, in the third quarter and first nine months of 2004 from the sale of non-strategic assets, including several real estate properties. In the corresponding nine-month period in 2003, the Company disposed of non-strategic properties and monetized an investment for total proceeds of $38.3 million. The 2003 proceeds included those from the sale of an administrative property under the terms of a sale and leaseback transaction, on which an $8.2 million pre-tax gain was deferred and is being amortized over the term of the lease.


    Capital expenditures     Quarters ended            Nine-month periods
    by segment                September 30               ended Sept. 30
    ($ in millions,
     except capital
     expenditure
     intensity)          2004     2003    Change     2004     2003    Change
    -------------------------------------------------------------------------
    Communications
     segment            216.4    208.9     3.6 %    743.5    589.8    26.1 %
    Mobility segment    103.4     95.1     8.7 %    232.1    227.5     2.0 %
    -------------------------------------------------------------------------
    TELUS consolidated  319.8    304.0     5.2 %    975.6    817.3    19.4 %
    -------------------------------------------------------------------------
    Capital expenditure
     intensity(1) (%)    16.4     16.8  (0.4)pts     17.4     15.4   2.0 pts
    -------------------------------------------------------------------------

    (1) Capital intensity is measured by dividing capital expenditures into operating revenues, expressed as a percentage. This measure provides a method of comparing the level of capital expenditures to other companies of varying size within the same industry.

    - Communications segment ILEC capital expenditures were relatively unchanged at $184.3 million in the third quarter of 2004 and increased by 21.6% to $625.0 million in the first nine months of 2004, when compared with the same periods in 2003. The increase was due to significant investments in network infrastructure to improve customer service and network reliability, as well as investments in internal systems and processes, delivery of services to new customers, and the development of new services. In addition, capital spending in 2003 was constrained by the impact of the Operational Efficiency Program, which temporarily delayed certain projects. Expenditures for high-speed Internet (ADSL) increased by $20.5 million to $86.9 million for the first nine months in order to support subscriber growth.

       Non-ILEC capital expenditures increased by 43.3% to $32.1 million in the third quarter of 2004 and increased by 55.9% to $118.5 million in the first nine months of 2004, when compared with the same periods in 2003. The increase in Non-ILEC expenditures was primarily to support the Company's IP strategy and delivery of services to new customers, which included implementation of several large contracts.

       The Communications segment capital expenditure intensity ratios were 17.7% and 20.5% in the third quarter and first nine months of 2004, compared with 17.3% and 16.0%, respectively, in the same periods in 2003. Cash flow (EBITDA less capital expenditures) decreased by 6.6% to $278.0 million in the third quarter of 2004, when compared to the same period in 2003. For the first nine months of 2004, cash flow decreased by 21.2% to $723.0 million mainly due to higher capital spending, increased restructuring charges, and lower revenues for the first nine months.

    - Mobility segment capital expenditures increased by 8.7% in the third quarter and remained relatively steady for the first nine months of 2004 when compared with same periods in 2003. TELUS Mobility continued the enhancement of digital wireless coverage and continued building microwave facilities in the third quarter of 2004 aimed at reducing future leased line transmission costs. Capital spending increased over last year principally as a result of higher spending on network infrastructure equipment to support subscriber growth.

       Capital expenditure intensity for TELUS Mobility decreased to 13.8% in the third quarter of 2004 from 15.2% in the third quarter of 2003, due primarily to significant growth in Network revenues. Similarly, the capital expenditure intensity was 11.2% for the first nine months of 2004 as compared to 13.2% last year. As a result of continued strong growth in EBITDA and reduced capital expenditure intensity, Mobility generated a record cash flow (EBITDA less capital expenditures) of $220.1 million in the third quarter and $625.4 million for the first nine months of 2004 as compared with $150.4 million and $397.9 million, respectively, for the same periods last year.

    Consolidated cash flow (EBITDA less capital expenditures) increased by 11.1% to $498.1 million in the third quarter of 2004, when compared with the same period in 2003, while for the first nine months, consolidated cash flow increased by 2.5% to $1,348.4 million.


    Cash used by             Quarters ended            Nine-month periods
    financing                 September 30               ended Sept. 30
    activities
    ($ millions)         2004     2003    Change     2004     2003    Change
    -------------------------------------------------------------------------
                        266.2    456.2   (41.6)%    351.6    836.3   (58.0)%
    -------------------------------------------------------------------------

    Cash used by financing activities decreased in the third quarter and first nine months of 2004, when compared with the same periods in 2003, primarily as a result of greater debt redemptions in 2003. Financing activities included the following:

    - Proceeds from Common Shares and Non-Voting Shares issued increased by $6.4 million and $9.1 million, respectively, for the third quarter and first nine months of 2004. Shares were issued from treasury under the employee share purchase plan and from share-based compensation plans in 2004 and 2003. In addition, the first nine months of 2004 included proceeds from the exercise of warrants. Effective November 1, 2004, TELUS plans to purchase employee share purchase plan shares in the market rather than issuing from treasury.

    - Cash dividends paid to shareholders increased by $3.9 million and $5.9 million, respectively, for the third quarter and first nine months of 2004. The increase in cash dividends paid was a result of a larger number of Common shares and Non-Voting shares outstanding and a lower enrolment in dividend reinvestment plans. The 15-cent quarterly dividend paid per Common share and Non-voting share was unchanged during the third quarter of 2004. The approximate enrolment in dividend reinvestment plans was 19% for the dividend paid in July 2004 as compared with 24% in July 2003. Effective with the dividend to be paid January 1, 2005, and subject to regulatory approval, TELUS plans to purchase dividend reinvestment plan shares in the market rather than issuing from treasury. The previous 3% plan discount has also been eliminated.

    - The redemption of all of the publicly held TELUS Communications Inc. Preference and Preferred Shares was completed by August 3, 2004. Redeemed amounts were $37.0 million and $72.8 million for the third quarter and first nine months of 2004.

    - Debt redemptions in the third quarter of 2004 included $189.5 million of TELUS Communications Inc. Series A Debentures and $20 million of TELUS Communications Inc. Medium-term Notes. Debt redemptions for the first nine months of 2004 also included the first quarter repayment of the full outstanding bank facility balance of $34.0 million. Debt redemptions for the first nine months of 2003 included repayment of $585 million of bank facilities, $151 million of Medium-term Notes and $30 million of First Mortgage Bonds.

    Liquidity and capital resource
     measures
                                       Sept. 30, Sept. 30,           June 30,
    Period ended                           2004      2003   Change      2004
    -------------------------------------------------------------------------
    Components of debt and coverage
    -------------------------------
     ratios
     ------
    Net debt(1) ($ millions)            6,749.4   7,539.8  (790.4)   7,223.2
    Total capitalization(2) - book
     value ($ millions)                13,588.8  14,044.0  (455.2)  13,920.2

    EBITDA (excluding restructuring)(3)
      (12-month trailing) ($ millions)  3,055.8   2,790.3   265.5    2,976.2
    Net interest cost(4) (12-month
     trailing) ($ millions)               621.5     628.8    (7.3)     602.2

    Debt ratios
    -----------
    Fixed rate debt as a proportion of
     total indebtedness (%)                93.2     100.0    (6.8)      93.4
    Average term to maturity of debt
     (years)                                5.6       6.4    (0.8)       5.7

    Net debt to total capitalization (%)   49.7      53.7    (4.0)      51.9
    Net debt to EBITDA(5)                   2.2       2.7    (0.5)       2.4

    Coverage ratios
    ---------------
    Earnings coverage(6)                    2.1       1.3     0.8        2.0
    EBITDA interest coverage(7)             4.9       4.4     0.5        4.9

    Other measures
    --------------
    Free cash flow(8) (three-month
     $ millions)                          502.6     440.3    62.3      229.5
    Free cash flow (12-month trailing,
     $ millions)                        1,246.9     592.6   654.3    1,184.6
    -------------------------------------------------------------------------

    (1) Net debt is defined as Long-term Debt plus current maturities of Long-term Debt and cheques outstanding less Cash and temporary investments plus cross currency foreign exchange hedge liability (less cross currency foreign exchange hedge asset) related to U.S. dollar notes. The cross currency foreign exchange hedge liability was $853.6 million at September 30, 2004 (compared with deferred hedge liabilities of $580.8 million at September 30, 2003 and $630.6 million at June 30, 2004). Net debt is unaffected by foreign exchange fluctuations because it includes (deducts) the net deferred hedging liability (asset). Under TELUS' new credit facilities, a notional amount related to accounts receivable securitization is no longer added to the numerator of the Leverage Ratio covenant calculation. Consistent with the new credit facility calculation, Net debt for current and prior periods excludes notional accounts receivable securitization amounts.

    (2) Total capitalization is defined as net debt plus Non-controlling interest and Shareholders' equity.

    (3) EBITDA (excluding Restructuring and workforce reduction costs of $49.0 million, $253.1 million and $35.1 million, respectively, for the 12-month periods ended September 30, 2004, September 30, 2003, and June 30, 2004). EBITDA (excluding restructuring) is used for the calculation of Net debt to EBITDA and EBITDA interest coverage, consistent with the calculation of the Leverage Ratio and the Coverage Ratio in credit facility covenants.

    (4) Net interest cost is defined as Net financing cost before gains on redemption and repayment of debt, calculated on a 12-month trailing basis. Gains on redemption and repayment of debt were recorded in the fourth quarter of 2002.

    (5) Net debt to EBITDA is defined as net debt as at the end of the period divided by 12-month trailing EBITDA (excluding restructuring). This measure is substantially the same as the Leverage Ratio covenant in TELUS' credit facilities.

    (6) Earnings coverage ratio is calculated on a 12-month trailing basis as Net income before interest expense on total debt and income tax expense divided by interest expense on total debt.

    (7) EBITDA interest coverage is defined as EBITDA (excluding restructuring) divided by Net interest cost. This measure is substantially the same as the Coverage Ratio covenant in TELUS' new credit facilities.

    (8) See Note 2 of the Financial highlights table.
    -------------------------------------------------------------------------

    The balance of Long-term Debt and Current maturities of Long-term Debt was $6,518.0 million as at September 30, 2004, a decrease of $312.9 million from December 31, 2003. The lower debt balance was due to redemptions and a $107.9 million decrease in the Canadian dollar value of U.S. dollar denominated Notes, as the Canadian dollar appreciated against the U.S. dollar by approximately 2.8% during the first nine months of 2004. TELUS' U.S. dollar debt is fully hedged, resulting in a corresponding increase of $107.9 million being recorded in the deferred hedging liability.

    While the amount of utilized bank facilities decreased to $nil from $70 million one year earlier, TELUS converted $500 million of debt from a fixed rate to a floating rate basis during the first half of 2004, reducing the proportion of fixed rate debt. The net debt to total capitalization ratio measured at September 30, 2004 decreased, when compared with one year earlier, primarily as a result of debt repayments and increased retained earnings since the third quarter of 2003. The net debt to EBITDA ratio measured at September 30, 2004 improved significantly, when compared with one year earlier, as a result of debt reduction and an increase in 12-month trailing EBITDA (excluding restructuring). The earnings coverage ratio improved significantly because of the improvement in income before interest and taxes and decreased interest on total debt. The EBITDA interest coverage ratio improved as a result of higher EBITDA (excluding restructuring) and lower interest costs, partly offset by lower interest income.

    Free cash flow measures for the three-month and 12-month periods ended September 30, 2004, increased when compared with one year earlier primarily because of improved EBITDA, lower payments under restructuring programs and lower interest payments, partly offset by increased capital expenditures. Free cash flow for the 12-month period ended September 30, 2004 also increased due to higher cash tax recoveries than the comparable period one-year earlier.

    The Board of Directors declared a quarterly dividend of twenty cents ($0.20) per share on the outstanding Common Shares and Non-Voting Shares of TELUS. This represents an increase of one-third from the fifteen cents declared last quarter. The dividend is payable on January 1, 2005 to holders of record at the close of business on December 10, 2004. The TELUS Board also announced that consistent with a dividend growth approach, it has established a forward-looking dividend payout ratio guideline of 45 to 55% of net earnings.

    On October 29, 2004, TELUS is announcing that it has received approval from its Board of Directors to make a Normal Course Issuer Bid for the repurchase of its Common Shares and Non-Voting Shares, subject to obtaining all necessary regulatory approvals. The repurchase program will enable TELUS to repurchase, over approximately a 12-month period, up to a maximum of 14.0 million Common Shares and 11.5 million Non-Voting Shares, representing approximately 10 per cent of the public float of each of the Common Shares and Non-Voting Shares. All shares purchased will be cancelled.

    4.7 Credit facilities
    ---------------------

    The following are the credit facilities available to TELUS at September 30, 2004:


                                                                Outstanding
    Credit Facilities                                              undrawn
    At September 30, 2004                                        letters of
    ($ millions)               Expiry      Available    Drawn      credit
    -------------------------------------------------------------------------
    Revolving credit
     facility (1)            May 7, 2008     800.0          -       102.6
    364-day revolving
     facility (2)            May 6, 2005     800.0          -           -
    Other bank facilities              -      74.0          -         6.9
    -------------------------------------------------------------------------
    Total                                  1,674.0          -       109.5
    -------------------------------------------------------------------------

    (1) Canadian dollars or U.S. dollar equivalent.
    (2) Canadian dollars or U.S. dollar equivalent, extendible at the Company's option on a non-revolving basis for one year for any amounts outstanding on the May 6, 2005 anniversary date.

    Additionally, at September 30, 2004, the Company had accepted a fully underwritten commitment for a $500 million (or U.S. Dollar equivalent) unsecured bank credit facility for general corporate purposes. This 364-day credit facility, upon documentation, would have been available until the earlier of October 31, 2005, and 364 days after the completion date of the Company's offers to purchase Microcell Telecommunications Inc., had that event in fact occurred. Subsequent to quarter end, in conjunction with the expiry of the Company's offers to purchase Microcell, this bank credit facility commitment was cancelled.

    Including cash of $622.2 million and the credit facilities described in the table above, TELUS had unutilized available liquidity in excess of $2 billion at September 30, 2004. TELUS' credit facilities contain customary covenants including a requirement that TELUS not permit its consolidated Leverage Ratio (Funded Debt to trailing 12-month EBITDA) to exceed 4.0:1 (approximately 2.2:1 as at September 30, 2004) and not permit its consolidated Coverage Ratio (EBITDA to Interest Expense on a trailing 12-month basis) to be less than 2.0:1 (approximately 4.9:1 as at September 30, 2004) at the end of any financial quarter. There are certain minor differences in the calculation of the Leverage Ratio and Coverage Ratio under the credit agreement as compared with the calculation of net debt to EBITDA and EBITDA interest coverage. The calculations are not expected to be materially different. The covenants are not impacted by revaluation of capital assets, intangible assets and goodwill for accounting purposes, and continued access to TELUS' credit facilities is not contingent on the maintenance by TELUS of a specific credit rating.

    4.8 Accounts receivable sale
    ----------------------------

    TELUS Communications Inc., a wholly-owned subsidiary of TELUS, is able to sell an interest in certain of its receivables up to a maximum of $650 million and is required to maintain at least a BBB(low) credit rating by Dominion Bond Rating Service (DBRS), or the purchaser may require the sale program to be wound down. The necessary credit rating was exceeded by two levels at BBB(high) as of October 25, 2004. The proceeds of securitized receivables were $150 million at September 30, 2004, as compared with $481 million one year earlier and $300 million at December 31, 2003. TELUS Communications Inc. is required to retain a minimum of $150 million proceeds under this program to keep it active. Average proceeds from securitization were $191 million for the first nine months of 2004, compared with $471 million in the same period in 2003.

    4.9 Credit ratings
    ------------------

    With the May 13, 2004 announcement of TELUS' bid for Microcell, the four credit rating agencies covering TELUS issued press releases confirming or placing under review TELUS' investment grade credit ratings. Following the expiry of TELUS' bid for Microcell on October 12, 2004, Standard and Poor's confirmed its BBB long-term credit ratings for TELUS and TELUS Communications Inc. with a stable outlook. On October 20, 2004, Dominion Bond Rating Service confirmed its long-term credit ratings of BBB(high) for TELUS Communications Inc. and BBB for TELUS Corporation, each with a stable trend. TELUS has an objective to preserve access to capital markets at a reasonable cost by maintaining investment grade credit ratings and targeting improved credit ratings in the range of BBB+ to A-, in future.

    4.10 Off-balance sheet arrangements and contractual liabilities
    ---------------------------------------------------------------
      Financial instruments (Note 3 of the interim consolidated financial statements)

    During the first half of 2004, the Company entered into two series of hedging relationships to which hedge accounting has been applied: one series of hedging relationships results in fixing the Company's compensation cost arising from a specific grant of restricted stock units, and the other series of hedging relationships results in the notional conversion of $500 million of the 2006 (Canadian Dollar) Notes from a fixed interest rate of 7.5% to a floating interest rate based upon the three-month Bankers' Acceptance Canadian Dollar Offered Rate plus a spread.

    As at September 30, 2004, the Company had entered into foreign currency forward contracts that have the effect of fixing the exchange rates on U.S.$52.5 million and U.S.$14.5 million of fiscal 2004 and fiscal 2005 purchase commitments, respectively; hedge accounting has been applied to these foreign currency forward contracts, all of which relate to the Mobility segment.

    Fair value: The fair value of the Company's long-term debt, including the convertible debentures, is estimated based on quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same maturity as well as the use of discounted future cash flows using current rates for similar financial instruments subject to similar risks and maturities. The fair values of the Company's derivative financial instruments used to manage exposure to interest rate and currency risks are estimated similarly. The fair value of the Company's debt at September 30, 2004 was estimated at $8,559 million ($8,699 million at December 31, 2003).

      Commitments and contingent liabilities (Note 15 of the interim consolidated financial statements)

    The Company has a number of commitments and contingent liabilities.

    - The Company has $85.9 million in outstanding commitments for its restructuring programs as at September 30, 2004.

    - In accordance with CRTC Price Cap Decisions 2002-34 and 2002-43, the Company defers a portion of revenues in a deferral account, which at September 30, 2004, was $114 million. The mechanism for disposing of balance in this deferral account, other than as already approved by the CRTC, is currently the subject of a CRTC proceeding.

    - On May 21, 2004, the CIRB declared TELE-MOBILE COMPANY and TELUS Communications Inc. a single employer for labour relations purposes.
        The Canadian Industrial Relations Board also determined that TELUS Mobility's non-unionized team members, predominantly located in Ontario and Quebec, performing work similar to their unionized TELUS Mobility counterparts in Alberta and British Columbia, should be included in the bargaining unit represented by the Telecommunications Workers Union. TCI's and TELUS Mobility's application with the Federal Court of Appeal for judicial review of this CIRB decision was heard on October 4-5, 2004. A decision from the Court is expected within three months. Should the ultimate operational and financial impacts of the outcome of the Federal Court of Appeal process differ from management's assessments and assumptions, a material adjustment to the Company's financial position and the results of its operations could result.

    Canadian GAAP requires the disclosure of certain types of guarantees and their maximum, undiscounted amounts. The maximum potential payments represent a "worst-case scenario" and do not necessarily reflect results expected by the Company. Guarantees requiring disclosure are those obligations that require payments contingent on specified types of future events; in the normal course of its operations, the Company enters into obligations which GAAP may consider to be guarantees. As defined by Canadian GAAP, guarantees subject to these disclosure guidelines do not include guarantees that relate to the future performance of the Company. As at September 30, 2004, the Company has no liability recorded in respect of performance guarantees, $1.0 million (December 31, 2003 -
    $1.5 million) recorded in respect of lease guarantees. The maximum undiscounted guarantee amounts as at September 30, 2004, without regard for the likelihood of having to make such payment, were not significant.

    In the normal course of operations, the Company may provide indemnification in conjunction with certain transactions. The term of these indemnification obligations range in duration and often are not explicitly defined. Where appropriate, an indemnification obligation is recorded as a liability. In many cases, there is no maximum limit on these indemnification obligations and the overall maximum amount of the obligations under such indemnification obligations cannot be reasonably estimated. Other than obligations recorded as liabilities at the time of the transaction, historically the Company has not made significant payments under these indemnifications.

    In connection with its 2001 disposition of TELUS' directory business, the Company agreed to bear a proportionate share of the purchaser's increased directory publication costs if the increased costs were to arise from a change in the applicable CRTC regulatory requirements. The Company's proportionate share would be 80% through May 2006, declining to 40% in the next five-year period and then to 15% in the final five years. As well, should the CRTC take any action which would result in the purchaser being prevented from carrying on the directory business as specified in the agreement, TELUS would indemnify the purchaser in respect of any losses that the purchaser incurred. As at September 30, 2004, the Company has no liability recorded in respect of indemnification obligations.

    A number of claims and lawsuits seeking damages and other relief are pending against the Company. It is impossible at this time for the Company to predict with any certainty the outcome of such litigation. However, management is of the opinion, based upon legal assessment and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would be material in relation to the Company's consolidated financial position, excepting items disclosed previously relating to pay equity, the TELUS Corporation Pension Plan and TELUS Edmonton Pension Plan and updates described in 5. Risks and Uncertainties.

    4.11 Outstanding share information
    ----------------------------------
    The following is a summary of the outstanding shares for each class of equity at September 30, 2004 and at October 15, 2004. In addition, for October 15, 2004, the total number of outstanding and issuable shares is presented, assuming full conversion of convertible debentures, options and warrants.


      Class of equity security    Common       Non-Voting       Total
                                  Shares         Shares         Shares
                                outstanding    outstanding    outstanding
      At September 30, 2004
        Common equity - Common
         Shares outstanding     193,089,342              -    193,089,342
        Common equity -
         Non-Voting Shares
         outstanding                      -    163,233,857    163,233,857
                                -----------    -----------    -----------
                                193,089,342    163,233,857    356,323,199 (1)
                                -----------    -----------    -----------

      At October 15, 2004
        Common equity - Common
         Shares outstanding     193,214,854              -    193,214,854
        Common equity
         Non-Voting Shares
         outstanding                      -    163,883,312    163,883,312
                                -----------    -----------    -----------
                                193,214,854    163,883,312    357,098,166
                                -----------    -----------    -----------

      Outstanding and issuable
       shares(2) at October 15,
       2004
        Common Shares and
         Non-Voting Shares
         outstanding            193,214,854    163,883,312    357,098,166
        TELUS Corporation
         convertible
         debentures                       -      3,765,819      3,765,819
        Options (3)               3,253,538     22,206,691     25,460,219
        Warrants                          -        667,412        667,412
        Channel stock incentive
         plan                             -        192,925        192,925
                                -----------    -----------    -----------
                                196,468,382    190,716,159    387,184,541
      -----------------------------------------------------------------------

    (1) For the purposes of calculating diluted earnings per share for the third quarter of 2004, the number of shares outstanding at September 30, 2004 was 361,814,289.

    (2) Assuming full conversion and ignoring exercise prices.

    (3) Not reduced by any options that may be forfeited or cancelled during the period October 1, 2004 to October 15, 2004.

    4.12 Related party transactions
    -------------------------------

    In 2001, the Company entered into an agreement with Verizon Communications Inc. ("Verizon"), a significant shareholder, with respect to acquiring certain rights to Verizon's software, technology, services and other benefits, thereby replacing and amending a previous agreement between the Company and GTE Corporation. The agreement is renewable annually at the Company's sole option up to December 31, 2008, and it has been renewed for 2005. As of September 30, 2004, in aggregate, $312.1 million of specified software licences and a trademark licence have been acquired and recorded as capital and other assets. These assets are valued at fair market value at the date of acquisition as determined by an arm's-length party's appraisal. Assuming renewal through to 2008, the total commitment under the agreement is U.S.$377 million for the period 2001 to 2008 and the commitment remaining after September 30, 2004, is U.S.$87 million (December 31, 2003 - U.S.$102 million).

    In the normal course of operations and on market terms and conditions, ongoing services and other benefits have been received and expensed. In connection with the 2001 disposition of TELUS' directory business to Verizon, the Company bills customers, and collects, for directory listings on Verizon's behalf. The Company owed Verizon, on a net basis and including directory rebilling and collections done on Verizon's behalf as well as dividends payable, $39.4 million at September 30, 2004 (December 31, 2003 - $40.9 million).

    4.13 Revised Guidance for 2004
    ------------------------------

    Management has revised annual guidance for 2004:

    - Increased Consolidated and TELUS Mobility revenue and EBITDA guidance, while narrowing the range of TELUS Communications revenue and EBITDA guidance. Within the Communications segment, previous Non-ILEC revenue guidance was maintained, while the range for Non-ILEC EBITDA was narrowed.

    -  Increased guidance for earnings per share.

    - Updated guidance for Free cash flow and Net debt to EBITDA to reflect early achievement of targets.

    - Increased guidance for TELUS Mobility wireless subscriber net additions, while maintaining expectations for TELUS Communications high-speed Internet net additions.


                        -----------------------------------------------------
    Revised guidance       2004 revised     2004 second       2004 original
    summary                  guidance     quarter guidance       targets
    -------------------------------------------------------------------------
    Consolidated          $7.5 to $7.575                      $7.45 to $7.55
      Revenues               billion         No change           billion
    -------------------------------------------------------------------------
      EBITDA(1)        $3.025 to $3.075   $2.975 to $3.075    $2.95 to $3.05
                             billion          billion            billion
    -------------------------------------------------------------------------
      Earnings per
       share - basic      $1.40 to $1.50   $1.30 to $1.50     $1.05 to $1.25
    -------------------------------------------------------------------------
      Capital                               Approx. $1.3      Approx. $1.225
       expenditures         No change         billion            billion
    -------------------------------------------------------------------------
      Free cash flow(2)   $1.25 to $1.3    $1.15 to $1.25     $1.13 to $1.23
                             billion          billion            billion
    -------------------------------------------------------------------------
      Net debt to EBITDA(3)  2.2 times        2.3 times          2.5 times
                              or less          or less            or less
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Communications segment
      Revenue (external)  $4.725 to $4.775  $4.7 to $4.8     $4.8 to $4.85
                             billion           billion           billion
    -------------------------------------------------------------------------
        Non-ILEC revenue    No change       $525 to $550      Approx. $610
                                               million           million
    -------------------------------------------------------------------------
      EBITDA            $1.925 to $1.95   $1.925 to $1.975   $1.975 to $2.025
                             billion           billon            billion
    -------------------------------------------------------------------------
        Non-ILEC EBITDA   $(30) to $(35)    $(30) to $(40)     Approx. $5
                             million           million           million
    -------------------------------------------------------------------------
      Capital expenditures  No change        Approx. $950     Approx. $875
                                               million           million
    -------------------------------------------------------------------------
      High-speed Internet
       net additions        No change        No change       Approx. 125,000
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Mobility segment
      Revenue (external)  $2.775 to $2.8   $2.675 to $2.725    $2.65 to $2.7
                             billion           billion           billion
    -------------------------------------------------------------------------
      EBITDA              $1.1 to $1.125    $1.05 to $1.1   $975 million to
                             billion           billion      $1.025 billion
    -------------------------------------------------------------------------
      Capital expenditures  No change        No change        Approx. $350
                                                                 million
    -------------------------------------------------------------------------
      Wireless subscriber
       net additions        425,000 to       No change          375,000 to
                            475,000                             425,000
    -------------------------------------------------------------------------

    (1) Earnings Before Interest, Taxes, Depreciation and Amortization as calculated below. The reconciling items below are Management's best estimates at this time and are not intended to provide guidance for each individual reconciling item.

            ($millions)        2004 revised guidance   2004 original target
        ---------------------------------------------------------------------
        Operating revenues          7,500 to 7,575          7,450 to 7,550
        Less Operations expense
         and restructuring and
         workforce reduction costs  4,475    4,500          4,500    4,500
        ---------------------------------------------------------------------
        EBITDA                      3,025 to 3,075          2,950 to 3,050
        ---------------------------------------------------------------------

    (2) Defined as EBITDA, adding Restructuring and workforce reduction costs, cash interest received and excess of share compensation expense over share compensation payments, subtracting cash interest paid, cash taxes, capital expenditures, and cash restructuring payments. The reconciling items below are Management's best estimates at this time and are not intended to provide guidance for each individual reconciling item.

            ($ millions)       2004 revised guidance   2004 original target
        --------------------------------------------------------------------
        EBITDA                      3,025 to 3,075          2,950 to 3,050
        --------------------------------------------------------------------
        Restructuring and workforce
         reduction costs, net of
         cash payments                (65)     (65)           (85)     (85)
        Excess of share compensation
         expense over payments         25       25             35       35
        Cash interest paid net of
         cash interest received      (610)    (610)          (650)    (650)
        Income taxes received (paid)
         excluding investment tax
         credits received             175      175            105      105
        Capital expenditures
         (capex)                   (1,300)  (1,300)        (1,225)  (1,225)
        --------------------------------------------------------------------
        Free cash flow              1,250 to 1,300          1,130 to 1,230
        --------------------------------------------------------------------

    (3) Net Debt to EBITDA, where EBITDA excludes Restructuring and workforce reduction costs. This measure is substantially the same as the Leverage Ratio covenant in TELUS' credit facilities.
    -------------------------------------------------------------------------

    5. Risks and uncertainties

    The following are updates to the risks and uncertainties described in TELUS' 2003 Annual Report and 2004 first and second quarter Management's discussion and analyses, including filings on SEDAR (www.sedar.com) and filings on EDGAR (www.sec.gov).

    5.1 Competition

      Wireless competition

    With Roger's Wireless bid for Microcell and the expected entry of the Virgin Group to provide services on a resale basis from Bell Mobility, the four national competitor market will likely be maintained. In addition, other competitors may offer wireless services regionally or nationally on a resale basis. There is risk that increased competition by all industry players could lead to pricing pressures and higher costs of acquisition in the future. TELUS Mobility intends to manage this risk by continuing to focus on profitable subscriber growth.

    5.2 Regulation - wireline operations

      Proceedings under Telecom Public Notice CRTC 2004-2 - Regulatory framework for voice communication services using Internet Protocol

    In September 2004, TELUS made its oral presentation at the CRTC's public hearings on the regulatory framework for voice communication services using Internet Protocol, also known as VoIP. The decision on how to regulate VoIP services will set the Canadian competitive rules for ILECs, cable-TV companies, foreign-based competitors and others. The CRTC is expected to announce its decision in the first quarter of 2005.

    Positions presented at the hearings included:

    - TELUS' argument that all access-independent providers of VoIP services should be forborne from rate regulation.

    - Bell Canada's position that all VoIP services, whether access-dependent or access-independent, should be forborne from rate regulation.

    - Cable-TV companies' and Competitive Local Exchange Carriers' ("CLECs") arguments that any VoIP services provided by an ILEC should be fully regulated when offered in an ILEC territory.

    5.3 Process risks

      Integration of customer-facing business units in the Communications
      Segment

    There can be no assurance that the recent integration of sales, marketing, solutions development, customer care and shared services of Business Solutions and Client Solutions will result in the operational efficiencies and organizational effectiveness that management currently expects.

    5.4 Claims and lawsuits

    Uncertified class action
    ------------------------

    A class action was brought August 9, 2004, under the Class Actions Act (Saskatchewan), against a number of past and present wireless service providers including the Company. The claim alleges that each of the carriers is in breach of contract and has violated competition, trade practices and consumer protection legislation across Canada in connection with the collection of system access fees, and seeks to recover direct and punitive damages in an unspecified amount. The class has not been certified and procedural objections to certification have been identified. The Company further believes the claim is unsound on the merits. Should the ultimate resolution of this action differ from management's assessments and assumptions, a material adjustment to the Company's financial position and the results of its operations could result.


    /For further information:


  Media Relations:               Investor Relations:
  Nick Culo, (780) 493-7236,     John Wheeler,(780) 493-7310,
  nick.culo(at)telus.com;        ir(at)telus.com/

  (T. T.NV. TU)


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 29, 2004
				    TELUS Corporation


			 	   /s/ Audrey Ho
				_____________________________
				Name:  Audrey Ho
                                Title: Vice President, Legal Services and
                                       General Counsel and Corporate Secretary